    As filed with the Securities and Exchange Commission on February 13, 2001

                                                      Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      -------------------------------------

                              RAIT INVESTMENT TRUST
             (Exact name of registrant as specified in its charter)

                MARYLAND                                23-2919819
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

             1818 MARKET STREET, 28TH FLOOR, PHILADELPHIA, PA 19103
                                 (215) 861-7900
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ELLEN J. DISTEFANO
                              RAIT INVESTMENT TRUST
             1818 MARKET STREET, 28TH FLOOR, PHILADELPHIA, PA 19103
                                 (215) 861-7900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

J. Baur Whittlesey, Esq.                            Thurston R. Moore, Esq.
Lisa A. Ernst, Esq.                                 Hunton & Williams
Ledgewood Law Firm, P.C.                            Riverfront Plaza, East Tower
1521 Locust Street                                  951 East Byrd Street
Philadelphia, PA 19102                              Richmond, VA 23219-4074
(215) 731-9450                                      (804) 788-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                        Proposed     Proposed
                                        maximum      maximum
Title of each            Amount         offering     aggregate   Amount
class of securities      to be          price per    offering    of registration
to be registered         registered     unit (1)     price       fee
--------------------------------------------------------------------------------
Common Shares
of Beneficial Interest   2,800,000       $13.59      $38,052,000   $9,513
--------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices reported on the American Stock Exchange on February 8, 2001.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2001

PROSPECTUS

                              RAIT INVESTMENT TRUST
                                    _________
                                  Common Shares
                             of Beneficial Interest

         We are selling 2,800,000 of our common shares of beneficial interest. We will receive all of the net proceeds from this sale. Our common shares are listed on the American Stock Exchange under the symbol RAS. The last reported sale price of our common shares on ___________, 2001 was $_____ per share.

         Investing in our common shares involves risks. You should read the section entitled "Risk Factors" beginning on page ___ for a discussion of certain factors you should consider before buying our common shares.

                                                    Per Share         Total
                                                    ---------         -----
Public offering price.........................  $                 $
Underwriting discounts........................  $                 $
Proceeds, before expenses, to us..............  $                 $

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         We have granted the underwriters an option for an additional 420,000 common shares at the public offering price, less the underwriting discounts, solely to cover over-allotments, if any.

         We expect that the common shares will be ready for delivery on or about ___________, 2001.


FRIEDMAN BILLINGS RAMSEY                              U.S. BANCORP PIPER JAFFRAY


                The date of this prospectus is February ___, 2001

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains or incorporates by reference certain forward-looking statements. Statements that are not historical in nature, including those using the words "anticipate," "estimate," should," "expect," "believe," "intent," and similar expressions, are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including, among others:

                 o business conditions and the general economy, especially as they affect interest rates,

                 o defaults by borrowers in paying debt service on our loans, particularly our subordinated and discounted loans,

                 o illiquidity of our portfolio of loans and property interests,

                 o inability to originate or acquire loans or property interests on favorable terms, and

                 o inability to maintain our real estate investment trust qualification.

         Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are discussed in this prospectus in the "Risk Factors" section of this prospectus on page ____.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus might not occur.

--------------------------------------------------------------------------------
                                     SUMMARY

         This summary highlights selected information in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common shares. You should carefully read this entire prospectus before making an investment decision. Unless otherwise indicated, this prospectus does not reflect the exercise of the underwriters' over-allotment option.

                                   The Company

         We are a real estate investment trust. We have three principal business activities:

                        o  we make real estate loans directly to borrowers,

                        o  we acquire real estate loans from others, and

                        o we acquire real properties or interests in real properties.

         We seek to generate income for distribution to our shareholders from a combination of interest, rents, distributions in respect of rents where we own an equity interest in real property, and proceeds from the sale of our investments. At December 31, 2000, we had 26 loans with an aggregate outstanding balance of $140.7 million and five properties with an aggregate book value of $107.9 million.

                                  The Offering

Common shares offered..................................   2,800,000 shares(1)

Common shares to be outstanding after
  this offering........................................   9,110,242 shares(2)

Use of proceeds........................................   To originate loans,
                                                          acquire loans and
                                                          acquire property
                                                          interests.

American Stock Exchange symbol.........................   RAS

------------------
(1) 3,220,000 shares if the underwriters exercise their over-allotment option in full.
(2) 9,530,242 shares if the underwriters exercise their over-allotment option in full. Does not include 800,000 shares reserved for issuance under our employee stock option plan or 141,667 shares issuable on the exercise of warrants.

                                Use of Proceeds

         We intend to use the net proceeds from the sale of our common shares to originate loans, acquire loans and acquire property interests. Pending investment, we will hold the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

         The net proceeds from the sale of 2,800,000 common shares offered in this offering will be approximately $____ million, after deducting the underwriting discount and the estimated expenses of the offering.

                                 Capitalization

         Our capitalization, as of December 31, 2000, and as adjusted to reflect the sale of the common shares offered in this offering, is as follows:

                                                                                Actual       As Adjusted (1)
                                                                                ------       ---------------
Secured line of credit(2)..............................................     $ 20,000,000     $ 20,000,000
Minority interest .....................................................        2,701,493        2,701,493

Shareholders' equity
Preferred shares, par value $.01;
    25,000,000 shares authorized; no shares outstanding;
    no shares outstanding, as adjusted.................................           -0-             -0-
Common shares, par value $.01; 200,000,000 shares
    authorized; 6,310,242 shares outstanding; 9,110,242
    shares outstanding, as adjusted (3)................................           63,102           91,102
Additional paid-in capital.............................................       87,316,637      125,340,637
(Accumulated deficit)/retained earnings................................         (704,625)        (704,625)
                                                                            ------------     ------------
    Total shareholders' equity.........................................     $ 86,675,114     $124,727,114
                                                                            ------------     ------------
    Total capitalization...............................................     $109,376,607     $147,428,607
                                                                            ============     ============

-------------
(1) Stated after deducting expenses of this offering, estimated to be $_________, payable by us. Includes _____ common shares that Resource America will purchase.
(2) Does not include indebtedness of $148.4 million that is recourse only to a specific property or investment.
(3) Assumes no exercise of the underwriters' over-allotment option to purchase up to an additional 420,000 common shares, and excludes 141,667 shares issuable pursuant to warrants granted to Friedman Billings Ramsey in connection with our initial public offering and 800,000 shares reserved for issuance under our employee stock option plan.

--------------------------------------------------------------------------------

                                  RISK FACTORS

                                    General

         Transactions with our affiliates may result in conflicts of interest. We have relationships with Resource America, Inc., Brandywine Construction & Management, Inc. and The Bancorp.com, Inc., which may give rise to conflicts of interest. Please see note 12 to our financial statements included in this prospectus for a description of these relationships.

         Resource America sponsored our formation and currently owns 13% of our outstanding common shares. Resource America has informed us that it intends to purchase additional common shares in this offering in order to maintain its current ownership position. We have in the past purchased investments from Resource America and we anticipate that we will purchase additional investments from Resource America in the future, subject to a limitation contained in our declaration of trust. Our company and Resource America also own various interests in the same properties.

         Jonathan Z. Cohen, a senior vice president of Resource America, currently serves as Resource America's representative on our board of trustees. Mr. Cohen is the son of Edward E. Cohen, the chairman, chief executive officer and president and principal shareholder of Resource America, and Betsy Z. Cohen, our chairman and chief executive officer.

         Brandywine Construction & Management, an affiliate of Resource America, provides real estate management services to our company.

         As part of our regular banking relationships, we place a portion of our temporary excess cash in short-term money market instruments with The Bancorp.com. Betsy Z. Cohen, our chairman and chief executive officer, is the chief executive officer of The Bancorp.com, and her son, Daniel G. Cohen, is its chairman. Mr. Cohen is also a director of Resource America.

                            Investment Activity Risks

Financing Considerations

         The value of our loans depends on conditions beyond our control. Loan defaults will reduce our current return on investment and may require us to become involved in expensive and time-consuming proceedings, including bankruptcy, reorganization or foreclosure proceedings. Our primary or sole source of recovery is typically the real property underlying our loans. Accordingly, the value of our loans depends upon the value of the underlying real property. This value may be affected by numerous factors outside our control, including those we describe elsewhere in this "Risk Factors -- Investment Activity Risks" section.

         Our loans typically provide payment structures other than self-amortization, including structures that defer payment of some portion of accruing interest, or defer repayment of principal, until loan maturity. Where a borrower must pay a loan balance in a large lump sum payment, its ability to satisfy this obligation may depend upon its ability to obtain suitable refinancing or otherwise to raise a substantial cash amount, which we do not control and which may be subject to the same considerations we describe elsewhere in this "Risk Factors -- Investment Activity Risks" section. In addition, mortgage lenders can lose their lien priority to mechanics', materialmen's and other liens in many jurisdictions, including those in which our existing loans are located. For these and other reasons, the total amount that we may recover from one of our loans may be less than the total amount of that loan or our cost of acquisition.

         Longer term, subordinate and non-conforming loans are illiquid and their value may decrease. Our loans generally have maturities between four and ten years and typically do not conform to standard loan underwriting criteria. Many of our loans are subordinate loans. As a result, our loans are relatively illiquid investments. We may be unable to vary our portfolio promptly in response to changing economic, financial and investment conditions. As a result, the fair market value of our portfolio may decrease in the future.

         Investment in subordinate loans involves increased risk of loss. We emphasize junior lien loans and other forms of subordinated financing, including wraparound loans. As of December 31, 2000, 17 of our loans, constituting 76.4% of our loans by book value, were junior lien loans. Because of their subordinate position, junior lien loans carry a greater credit risk than senior lien financing, including a substantially greater risk of non-payment of interest or principal. Where, as part of a financing structure, we take an equity or other unsecured position, our risk of loss may be materially increased. A decline in the real estate market could adversely affect the value of the property so that the aggregate outstanding balances of senior liens may exceed the value of the underlying property. In the event of a default on a senior loan, we may elect to make payments, if we have the right to do so, in order to prevent foreclosure on the senior loans. In the event of foreclosure, we will be entitled to share in the proceeds only after satisfaction of the amounts due to senior lienors, which may result in our being unable to recover the full amount or, indeed, any of our investment. It is also possible that in some cases, a "due on sale" clause included in a senior mortgage, which accelerates the amount due under the senior mortgage in case of the sale of the property, may apply to the sale of the property if we foreclose, increasing our risk of loss.

         When we acquire a junior loan, we may not acquire the right to service senior loans. The servicers of the senior loans are responsible to the holders of those loans, whose interests will likely not coincide with ours, particularly in the event of a default. Accordingly, the senior loans may not be serviced in a manner advantageous to us.

         As of December 31, 2000, 12 of our loans, constituting 29.0% of our loans by book value, were not collateralized by recorded or perfected liens, although they are secured by deeds-in-lieu of foreclosure, also known as "pocket deeds." A deed-in-lieu of foreclosure is a deed executed in blank that the holder is entitled to record immediately upon a default in the loan. These loans are subordinate not only to existing liens encumbering the underlying property, but also to future judgment or other liens that may arise. Furthermore, in a bankruptcy we will have materially fewer rights than secured creditors and our rights will be subordinate to the lien-like rights of the bankruptcy trustee. Moreover, enforcement of our loans against the underlying properties will involve a longer and more complex legal process than enforcement of a mortgage loan.

         Investment in non-conforming loans may involve increased risk of loss. Loans we acquire generally do not conform to conventional loan criteria due to past defaults by borrowers. These defaults typically result from lack of a strong operating history for the properties underlying the loans, the borrower's historical credit problems, the underlying properties' cash flow problems or other factors. As a result, our loans may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to shareholders or adversely affect the value of our common shares.

         Discounted loans may have high rates of default. We acquire loans at a discount from both the outstanding balances of the loans and the appraised value of the properties underlying the loans. Typically, discounted loans are in default under the original loan terms or other requirements and subject to forbearance agreements. A forbearance agreement typically requires a borrower to pay to the lender all revenue from the property after payment of that property's operating expenses in return for the lender's agreement to withhold exercising its rights under the loan documents. As of December 31, 2000, ten of our loans, constituting 27.4% of our loans by book value, had been acquired at a discount to both their outstanding balances and the appraised values of the underlying properties. Each of the ten loans is in default under its original loan terms but is current under the related forbearance agreements. Acquiring loans at a discount involves a substantially higher degree of risk of non-collection than loans that conform to institutional underwriting criteria. We do not acquire a loan unless material steps have been taken toward resolving problems with the loan, or its underlying property. However, previously existing problems may recur or other problems may arise.

         Financing with high loan-to-value ratios may involve increased risk of loss. We anticipate that many of our loans will have loan-to-value ratios in excess of 80%. A loan-to-value ratio is the ratio of the amount of our financing, plus the amount of any senior indebtedness, to the appraised value of the property underlying the loan. As of December 31, 2000, 18 of our loans, constituting 64.1% of our loans by book value, had loan-to-value ratios in excess of 80%. By reducing the margin available to cover fluctuations in property value, a high loan-to-value ratio increases the risk that, upon default, the amount obtainable from the sale of the underlying property may be insufficient to repay the loan.

         Interest rate changes may adversely affect our investments. Changes in interest rates affect the market value of our loan portfolio. In general, the market value of a loan will change in inverse relation to an interest rate change where a loan has a fixed interest rate or only limited interest rate adjustments. Accordingly, in a period of rising interest rates, the market value of such a loan will decrease. Moreover, in a period of declining interest rates, real estate loans may have less value than other fixed income securities due to possible prepayments.

         Interest rate changes will also affect the return we obtain on new loans. In particular, during a period of declining rates, our reinvestment of loan repayments may be at lower rates than we obtained in prior investments or on the repaid loans. Also, increases in interest on debt we incur may not be reflected in increased rates of return on the investment funded through that debt, which would adversely affect our return on these investments. Accordingly, interest rate changes may materially affect the total return on our investment portfolio, which in turn will affect the amount available for distribution to shareholders.

         Lack of geographic diversification exposes our investments to a higher risk of loss from regional economic factors. We emphasize financing properties located in the Philadelphia, Pennsylvania metropolitan area and the Baltimore/Washington corridor. While we have no specific geographic limitations on where we may invest, we anticipate that our loans will continue to be concentrated in the Philadelphia region and the Baltimore/Washington corridor for the foreseeable future. This lack of geographic diversification may make our loan portfolio more sensitive to economic developments of a primarily regional nature, which may result in reduced rates of return or higher rates of default than might be incurred with a more geographically diverse investment portfolio.

         We may not obtain appreciation interests at the rate we seek, or at all; we may not benefit from appreciation interests we do obtain. In addition to an agreed upon interest rate, we seek to obtain appreciation interests from our borrowers. Appreciation interests require a borrower to pay us additional amounts based upon a property's increase in value, revenues, or both. While we seek appreciation interests at rates of at least 25%, we may not be able to obtain these rates. Moreover, we may not be able to negotiate appreciation interest provisions in any of our loans. In addition, while we sought to structure the interest rates on our existing loans to maximize our current yield, we may in the future accept a lower interest rate to obtain an appreciation interest. Of the 26 loans in our portfolio as of December 31, 2000, 14 have appreciation interests, constituting 61.0% of our loans by book value. Two of these appreciation interests, constituting 11.4% of our loans by book value, are less than the 25% target rate. The value of any appreciation interest depends on the performance and value of the property underlying the loan and, thus, is subject to real estate investment risks. Accordingly, we may not realize any benefits from our appreciation interests. We do not anticipate receiving significant amounts from our appreciation interests in the early years of our loans.

         Appreciation interests may cause loss of our lien priority. Because appreciation interests allow us to participate in the increase in a property's value or revenue, courts, including a court in a bankruptcy, arrangement or similar proceeding, may determine that we are a partner of, or joint venturer with, the borrower. If a court makes that determination, we could lose our lien priority in the property or lose any benefit of our lien.

         Loans secured by interests in entities owning real property may involve increased risk of loss. We may originate or acquire loans secured by interests in entities that own real properties rather than by a direct security interest in the underlying properties. These loans may be illiquid, or otherwise have features that may make it difficult for us to obtain a return of our investment in the event of a default.

         The competition for financing may inhibit our ability to achieve our objectives. We may encounter significant competition from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, investment bankers and others, including public or private real estate investment trusts, or REITs. This competition could reduce our yields and make it more difficult to obtain appreciation interests. It may also increase the price, and thus reduce potential yields, on discounted loans we acquire. Most of our competitors have substantially greater assets than we do. As such, they have the ability to make larger loans to more creditworthy borrowers and to have a more diversified loan portfolio, which reduces the risk of loss from any one loan. An increase in the general availability of funds to lenders, or a decrease in the amount of borrowing activity, may increase competition for making loans and may reduce obtainable yields or increase the credit risk inherent in the available loans.

         Lengthy loan commitment periods may reduce our returns. We typically issue a loan commitment to a borrower before making the loan. From the time the funds are committed until the loan is closed and the funds disbursed, we hold the funds in temporary investments, which typically do not produce substantial investment returns. If there is a substantial period between loan commitment and loan closing, or if a borrower determines not to use our financing, our investment returns will be adversely affected.

         Usury statutes may impose interest ceilings and substantial penalties for violations. Interest we charge on our loans, which may include amounts received from appreciation interests, may be subject to state usury laws. These laws impose maximum interest rates that may be charged on loans and penalties for violation, including repayment of excess interest and unenforceability of debt. We seek to structure our loans so that we do not violate applicable usury laws, but uncertainties in determining the legality of interest rates and other borrowing charges under some statutes may result in inadvertent violations.

Real Property Considerations

         The value of our property interests depends on conditions beyond our control. Although we emphasize originating or acquiring loans, we have acquired five property interests as of December 31, 2000 and anticipate that we will acquire more in the future. Real property investments are subject to varying degrees of risk. Yields from our real properties depend on their net income and capital appreciation. Real property income and capital appreciation may be adversely affected by general and local economic conditions, neighborhood values, competitive overbuilding, weather, casualty losses and other factors beyond our control. The value of our real property may also be adversely affected by factors such as costs of complying with regulations and liability under applicable environmental laws, interest rate changes and the availability of financing. Income from a property will be adversely affected if a significant number of tenants is unable to pay rent or if available space cannot be rented on favorable terms. Operating and other expenses of our properties, particularly significant expenses such as mortgage payments, real estate taxes and maintenance costs, generally do not decrease when income decreases and, even if revenues increase, operating and other expenses may increase faster than revenues.

         Property interests are illiquid and their value may decrease. Real estate investments are relatively illiquid. Therefore, we may have only a limited ability to vary our portfolio of property interests quickly in response to changes in economic or other conditions. As a consequence, the fair market value of some or all of our property interests may decrease in the future. In addition, provisions in the Internal Revenue Code and related regulations impose a 100% tax on gain realized by a REIT from property held primarily for sale to customers in the ordinary course of business. These provisions may materially adversely affect our ability to sell property interests. For a discussion of federal income tax considerations in selling a property interest, you should read "Risk Factors - Legal and Tax Risks - Gain on disposition of assets deemed held for sale in the ordinary course is subject to 100% tax."

         Uninsured and underinsured losses may affect the value of, or return from, our property interests. Our properties, and the properties underlying our loans, have comprehensive insurance in amounts we believe are sufficient to permit the replacement of the properties in the event of a total loss, subject to applicable deductibles. There are certain types of losses, such as earthquakes, floods and hurricanes, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impracticable for us to use insurance proceeds to replace a damaged or destroyed property. If any of these or similar events occurs, it may reduce our return from an affected property and the value of our investment.

         We may have less control of our investment when we invest in joint ventures, partnerships or similar real property interests. Our acquisition of equity interests in entities that own real property provides risks not present in real property loans or direct property ownership. For example, the other equity owners in the entity holding the property might have economic or business interests or goals that are inconsistent with our business interests or goals and may be in a position to take action contrary to our instructions or to our policies and objectives. Moreover, if we are a limited partner in a limited partnership and have the right to control the partnership or its property, we may be deemed to be a general partner and liable for the debts of the partnership beyond the amount of our investment.

         Real properties with environmental problems may create liabilities for us. The existence of hazardous or toxic substances on a property will adversely affect its value and our ability to sell or borrow against the property. Contamination of a real property by hazardous substances or toxic wastes not only may give rise to a lien on that property to assure payment of the cost of remediation, but also can result in liability to owners, operators or lenders for that cost. Many environmental laws impose liability whether a person knows of, or is responsible for, the contamination. In addition, if a property owner arranges for the disposal of hazardous or toxic substances at another site, it may be liable for the costs of cleaning up and removing those substances from the site, even if it neither owned nor operated the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit our use of our properties. In addition, future or amended laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase exposure to environmental liability.

         Compliance with Americans with Disabilities Act could be costly. Under the Americans with Disabilities Act of 1990, all public accommodations must meet certain federal requirements for access and use by disabled persons. We believe that our properties, and those underlying our loans, substantially comply with the requirements of the Americans with Disabilities Act. However, a determination that these properties do not comply with the Americans with Disabilities Act could result in liability for both governmental fines and damages to private parties. If we or our borrowers were required to make unanticipated major modifications to comply with the Americans with Disabilities Act, it could adversely affect our ability to make distributions to shareholders.

Other Investment Activity Considerations

         Leverage can reduce income available for distribution and cause losses. Our declaration of trust does not limit the amount of indebtedness we may incur. Using leverage, whether with recourse to us generally or only with respect to a particular property, to acquire investments creates an opportunity for increased net income, but at the same time creates risks. For example, leverage can reduce the net income available for distribution to shareholders in periods of rising interest rates where interest rate increases are greater than increases in the rates of return on our investments. We use leverage to acquire investments only when we believe it will enhance our returns. However, we cannot be sure that our use of leverage will prove to be beneficial. Moreover, when our debt is secured by our assets, we can lose some or all of our assets through foreclosure if we do not meet our debt service obligations.

         Lack of diversification in investments increases our dependence on individual investments. Although we generally invest between $2.0 million and $30.0 million in a loan or property interest, we have no limit on the size of our investments. If we acquire larger loans or property interests, our portfolio will be concentrated in a smaller number of assets, increasing the risk of loss to shareholders if a default or other problem arises.

                               Legal and Tax Risks

         We will be taxed as a regular corporation if we fail to maintain our REIT status. We have operated and intend to continue to operate in a manner that enables us to qualify as a real estate investment trust, or REIT, for federal income tax purposes. However, the federal income tax laws governing REITs are complex, and we do not have a ruling from the Internal Revenue Service about our status as a REIT. We have received an opinion of counsel that we qualify as a REIT based on our current operations and on certain assumptions and representations concerning future operations. Opinions of counsel are not binding on the Internal Revenue Service or any court. The opinion only represents the view of counsel based on counsel's review and analysis of existing law. Furthermore, our continued qualification as a REIT will depend on our satisfaction of the asset, income, organizational, distribution and shareholder ownership requirements of the Internal Revenue Code on a continuing basis.

         If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to shareholders would not be deductible in computing our taxable income. Corporate tax liability would reduce the amount of cash available for distribution to shareholders which, in turn, would reduce the trading prices of our common shares. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

         "Phantom income" may require us to borrow or sell assets to meet REIT distribution requirements. We must distribute at least 90% of our annual net taxable income, excluding any net capital gain or retained capital gain, in order to maintain our REIT status. For years before 2001, we were required to distribute 95% of this income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than the sum of:

                o  85% of our ordinary income for that year,

                o  95% of our capital gain net income for that year, and

                o  100% of our undistributed taxable income from prior years.

         We have complied and intend to continue to comply with these distribution requirements. However, in some instances, the structure of our loans may require us to recognize income for federal income tax purposes even though we do not receive corresponding cash payments. This income recognition, in turn, increases the amount that we must distribute in order to avoid corporate income tax for that year unless there is an equivalent amount of deductions that do not require expenditures of cash, such as depreciation on owned real estate. The four principal ways in which this "phantom income" may arise for us are:

                o Origination or acquisition of loans, including loans with appreciation interests, that may be deemed to have original issue discount for federal income tax purposes. Original issue discount is generally equal to the difference between an obligation's issue price and its stated redemption price at maturity. We must recognize as income in each year the portion of the original issue discount that accrues during that year, even though we do not receive cash in that year in the amount of the original issue discount. As of December 31, 2000, two of our loans, constituting 23.2% of our loans by book value, were originated or acquired with original issue discount.

                o Accruing interest with respect to a loan at a rate greater than the rate at which we receive interest. In particular, this may happen where the pay rate is less than the stated rate on the loan. As of December 31, 2000, four of our loans, constituting 18.8% of our loans by book value, generate this type of "phantom income."

                o Origination or acquisition of wraparound loans under which we receive payments of principal and interest that do not coincide with the payments of principal and interest on underlying senior loans. Even if, as expected, we obtain positive cash flow from the transaction, the amount of principal we pay on the senior obligations may exceed the amount of principal we receive from the obligor on the wraparound loan, and the amount of interest we may receive from the obligor will exceed the amount of interest we pay on the senior obligations. This could create a situation where our taxable income exceeds our cash flow from the wraparound loan.

                o REIT taxable income in excess of cash received may also arise in connection with some property sales and where a significant modification is made to a loan. In addition, we may purchase loans underlying our property interests. To the extent we purchase these loans at a discount, the purchase may give rise to phantom income without any related receipt of cash.

         If any of the above circumstances occur, it could require us, in order to avoid corporate income tax and the nondeductible excise tax, to borrow funds, sell assets at times that may not be advantageous to us, distribute amounts that represent a return of capital, or distribute amounts that would otherwise be spent on future acquisitions, unanticipated capital expenditures or repayment of debt. To offset these risks, we have invested and intend to continue to invest, as appropriate, in property interests so that the non-cash depreciation deductions associated with these investments may help offset our non-cash income.

         Origination fees we receive will not be REIT qualifying income. Any origination fees we receive will not be qualifying income for purposes of the 75% or 95% gross income tests applicable to REITs under the Internal Revenue Code. For a description of these tests, you should read the prospectus section "Federal Income Tax Consequences of Our Status as a REIT -- Income Tests." We typically receive initial payments, or "points," from borrowers as commitment fees or additional interest. So long as the payment is for the use of money, rather than for services provided by us, we believe that this income should not be classified as non-qualifying origination fees. However, the Internal Revenue Service may seek to reclassify this income as origination fees instead of commitment fees or interest. If we cannot satisfy the Internal Revenue Code gross income tests as a result of a successful challenge to our classification of this income, we may not qualify as a REIT.

         Income from certain loans may not be REIT qualifying income. Eleven of our loans as of December 31, 2000, constituting 15.1% of our assets by book value, are only indirectly secured by real property. We may acquire or originate similar loans in the future. We may also originate junior loans where a senior loan does not permit us to record a mortgage against the underlying property or substantially restricts our rights as a junior secured lender. In these situations, the Internal Revenue Service may conclude that interest on our loans does not constitute interest from obligations "secured by mortgages on real property or on interests in real property." As a result, interest from these sources would not qualify for purposes of the 75% gross income test. For a description of this test, you should read the prospectus section "Federal Income Tax Consequences of Our Status as a REIT -- Income Tests." With respect to the eleven loans that are subject to these restrictions, because we have directly exercisable foreclosure rights upon any default, our counsel is of the opinion that interest income from these loans will constitute qualifying income.

         Gain on disposition of assets deemed held for sale in the ordinary course is subject to 100% tax. If we sell any of our assets, the Internal Revenue Service may determine that the sale is a disposition of an asset held primarily for sale to customers in the ordinary course of a trade or business. Gain from this kind of sale generally will be subject to a 100% tax. Whether an asset is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances of the sale. Although we will attempt to comply with the terms of safe-harbor provisions in the Internal Revenue Code prescribing when asset sales will not be so characterized, we cannot assure you that we will be able to do so.

         Loss of our Investment Company Act exemption would affect us adversely. We believe that we are not an investment company under the Investment Company Act of 1940 and intend to conduct our operations so that we do not become an investment company. The Investment Company Act exempts from its registration requirements entities that, directly or through majority-owned subsidiaries, are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Under current SEC interpretations, in order to qualify for a "no-action" position from the SEC with respect to the availability of this exemption, at least 55% of our assets must be invested in these liens and interests, and we may be required to invest an additional 25% in these types of liens and interests or in other "real estate type" assets.

         We believe that, generally, a loan will be considered to be a mortgage or other lien on real estate if we have foreclosure rights. We typically seek to obtain these rights in our loans. We have not, however, obtained an exemptive order, no-action letter or other form of interpretive guidance from the SEC on this position. If the SEC takes a different position, our portfolio may not have a composition that allows us to qualify under the exemption we claim. If we do not qualify, we must either change our operations and our asset composition to claim the exemption or register as an investment company. Either alternative could adversely affect us and the market price of our common shares.

         Our board of trustees may change our policies without shareholder consent. Our board of trustees determines our policies and, in particular, our investment policies. Our board of trustees may amend or revise our policies or approve transactions that deviate from these policies without a vote of or notice to our shareholders. Policy changes could adversely affect the market price of our common shares and our ability to make distributions. We cannot change our policy of seeking to maintain REIT qualification without the approval of the holders of two-thirds of our outstanding common shares.

         Our ownership limitation may restrict business combination opportunities. To qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals during the last half of each taxable year. To preserve our REIT qualification, our declaration of trust generally prohibits any person from owning more than 8.3% or, with respect to Resource America, 15%, of our outstanding common shares and provides that:

                o  a transfer that violates the limitation is void,

                o a transferee gets no rights to the shares that violate the limitation,

                o shares acquired that violate the limitation transfer automatically to a trust whose trustee exercises all voting and other rights of those shares, and

                o shares in the trust will be sold and the record holder will receive the net proceeds of the sale.

The ownership limitation may discourage a takeover or other transaction that our shareholders believe to be desirable.

         Preferred shares may prevent a change in control. Our declaration of trust authorizes our board of trustees to issue preferred shares, to establish the preferences and rights of any preferred shares issued, to classify any unissued preferred shares and reclassify any previously classified but unissued preferred shares without shareholder approval. Although we have no current intention to issue preferred shares in the foreseeable future, the issuance of preferred shares could delay or prevent a change in control, apart from the ownership limitation, even if a majority of our shareholders want a change in control.

         Maryland anti-takeover statutes may restrict business combination opportunities. As a Maryland real estate investment trust, we are subject to various provisions of Maryland law that impose restrictions and require affected persons to follow specified procedures with respect to certain takeover offers and business combinations, including combinations with persons who own 10% or more of our outstanding shares. While we elected to "opt out" of some of these provisions, our board of trustees may rescind the election at any time without notice to our shareholders.

                                   OUR COMPANY

General

         We are a real estate investment trust, or REIT, formed under Maryland law. We conduct our operations through RAIT Partnership, L.P., a limited partnership that owns substantially all of our assets. Our wholly-owned subsidiaries, RAIT General, Inc. and RAIT Limited, Inc., are the sole general partner and sole limited partner, respectively, of RAIT Partnership.

         We have three principal business activities:

                o  we make real estate loans directly to borrowers,

                o  we acquire real estate loans from others, and

                o  we acquire real properties or interests in real properties.

         We seek to generate income for distribution to our shareholders from a combination of interest, rents, distributions in respect of rents where we own an equity interest in a real property, and proceeds from the sale of our investments.

Direct Lending

         We make real estate loans directly to borrowers whose financing needs do not conform to the criteria of institutional lenders that securitize loans. We attempt to adapt the terms of our direct loans to meet the particular needs of a borrower. We emphasize junior lien or other forms of subordinated, or "mezzanine," financing, including wraparound financing, with principal amounts generally between $2.0 million and $30.0 million. We also provide short-term bridge financing in excess of our targeted size range where the borrower has a committed source of take-out financing, or we believe that it can arrange take-out financing, to reduce our investment to an amount within our targeted size range.

         We seek to include "appreciation interest" provisions in our loans. These provisions require a borrower to pay us a percentage of any increase in the value of a property underlying one of our loans over the value of the property at the time the loan is made or over a value agreed upon by us and the borrower. Alternatively, these provisions may require payment of a percentage of the increase in a property's revenues over a stated revenue level, usually the level at the time the loan is made. The measurement period for an appreciation interest typically ends at loan repayment. We generally seek an appreciation interest of at least 25%, and may seek to obtain both types of appreciation interests in appropriate circumstances.

Loan Acquisition

         We also acquire existing real property loans held by banks, other institutional lenders or third-party investors. We focus on loans that, because of one or more past defaults under the original loan terms due to lack of a strong operating history for the underlying property, the borrower's historical credit problems, the underlying property's cash flow problems or other factors, we can acquire at a discount to their outstanding balances and the appraised value of their underlying properties. We will not acquire any loan, however, unless the prior loan holder, property owner or some other person has taken material steps to resolve the problems relating to the loan and its underlying property and where completion of the resolution process will not involve our active intervention. We seek to acquire loans for which completion of the resolution process will enhance our total return through increased yields or realization of some portion or all of the discount at which they were acquired.

Loan Portfolio

         The following table sets forth information regarding our loans as of December 31, 2000:

                                          Investments in                    Average
                                            real estate         Number      loan-to-           Range of              Range of
          Type of loan                         loans           of loans     value(1)         loan yields(2)         maturities
          ------------                     -------------       --------    ---------         --------------         ----------
Long-term first mortgages and
   senior loan participations(3)(4)....    $ 10,753,177           6           43%                11-16%           3/28/01-7/14/09

Mezzanine (including
   wraparound) loans (5)...............      94,429,557          15           83%                10-30%          12/27/01-1/31/09

Short-term bridge loans (6)............      35,718,449           5           86%                14-35%           3/16/01-7/11/01

-----------------
(1) Calculated as outstanding loan balance divided by the appraised value of the underlying collateral based on appraisals we obtained when the loan was originated or purchased.
(2) All of our loans are at fixed rates.
(3) Five of these loans, in the aggregate amount of $8.8 million at December 31, 2000, are cash flow loans or participations in cash flow loans. A cash flow loan, although at a stated rate of interest, must pay interest to the extent of all cash flow from the property underlying the loan after property operating expenses. Our cash flow loans are loans in default under the original loan terms that we acquired at a discount and are subject to forbearance agreements.
(4) Five of these loans, in the aggregate amount of $5.4 million at December 31, 2000, including four cash flow loans, in the aggregate amount of $3.4 million at December 31, 2000, have appreciation interests.
(5) Includes $45.3 million of senior financing. Eleven of these loans, in the aggregate amount of $39.9 million at December 31, 2000, are with recourse only to the properties securing the loans. Five loans, in the aggregate amount of $29.9 million at December 31, 2000, are cash flow loans and are subject to forbearance agreements. Nine loans, in the aggregate amount of $74.5 million at December 31, 2000, including five cash flow loans, in the aggregate amount of $29.9 million at December 31, 2000, have appreciation interests.
(6) Includes $9.0 million of senior financing. Two of these loans, in the aggregate amount of $16.6 million at December 31, 2000, have appreciation interests. One of these loans, in the aggregate amount of $12.2 million at December 31, 2000, is secured by guarantees from the principals of the borrower.

Acquisition of Property Interests

         We also acquire real property either directly, or indirectly through ownership of an interest in an entity that itself owns real property. We believe that acquiring property interests is advantageous for three reasons. First, it gives us flexibility in addressing the financial needs and tax situations of borrowers in situations where debt financing may not be appropriate. Second, it provides us with the opportunity to participate in capital appreciation in addition to current income. Third, it assists us in our tax planning, as we discuss in the prospectus section "Federal Income Tax Consequences of Our Status as a REIT."

         We currently own property interests as follows:

                o 500-unit apartment building in Philadelphia, Pennsylvania with an acquisition cost of $19.5 million. After acquisition, we obtained non-recourse financing of $15.0 million ($14.9 million at December 31, 2000), which bears interest at 7.73% and is due on December 1, 2009.

                o 25% preferred interest in a limited liability company that owns a 168-unit apartment complex in Baltimore, Maryland. We originally acquired 100% of the limited liability company for $4.4 million. We subsequently sold a 75% interest in the limited liability company to a third party. The property is subject to $3.9 million of non-recourse financing ($3.8 million at December 31, 2000), which bears interest at 7.88% and is due on November 1, 2009.

                o 89% partnership interest in a partnership that owns a building in Philadelphia, Pennsylvania with 456,000 square feet of retail/office space. We acquired our interest for $750,000. The property is subject to non-recourse financing of $65.0 million ($68.2 million including accrued and deferred interest at December 31, 2000), of which $43.4 million ($43.0 million at December 31, 2000) bears interest at 6.85% and is due on August 1, 2008, $4.9 million ($5.0 million at December 31, 2000) bears interest at 10% and is due on August 1, 2005, and $18.3 million ($20.2 million including accrued and deferred interest at December 31, 2000) bears interest at 12% and is due on September 1, 2008.

                o Building in Rohrerstown, Pennsylvania with 12,630 square feet on 2.93 acres used as a diagnostic imaging center. We acquired the property for $1.7 million. After acquisition, we obtained non-recourse financing of $1.1 million ($1.1 million at December 31, 2000), which bears interest at 7.33% and is due on August 1, 2008.

                o 51% preferred interest in a limited liability company that owns a building in Philadelphia, Pennsylvania with 88 apartment units and 56,000 square feet of commercial space. We acquired our interest for $5.6 million. The property is subject to financing of $11.6 million ($11.4 million at December 31, 2000), which bears interest at 8.367% and is due on March 11, 2028.

Recent Developments

         In August 2000, we acquired the net assets of Pinnacle Capital Group, a first mortgage conduit lender, for total consideration at $980,000, including approximately $800,000 in cash and 12,500 of our common shares.

         In September 2000, we executed an agreement of purchase and sale with Resource America to purchase two subordinate loans held by Resource America in the original principal amounts of $18.3 million, $20.2 million including accrued and deferred interest at December 31, 2000, and $4.9 million, $5.0 million at December 31, 2000. We are an 89% partner in a limited partnership that owns the property that collateralizes the loans. The purchase price for the loans is $20 million plus an amount equal to the amortization on the senior financing on the property, approximately $41,000 per month, from September 30, 2000 until the closing of the transaction. In evaluating the purchase of the loans, we analyzed the transaction within the same parameters used to measure all potential investments, that is, the ability to generate return on equity in excess of 17% and return on assets in excess of 20%.

         In October 2000, Scott F. Schaeffer became our President and Chief Operating Officer. Mr. Schaeffer was previously an officer of Resource America, and certain of its subsidiaries, since 1992. Most recently, Mr. Schaeffer served as vice chairman of Resource America and president of Resource Properties, Inc., its real estate finance subsidiary. Mr. Schaeffer continues as a director of Resource America.

             MARKET PRICE OF AND DISTRIBUTIONS ON OUR COMMON SHARES

         Our common shares trade on the American Stock Exchange under the symbol "RAS." The following table sets forth the high and low sale prices of our common shares and distribution payments on our common shares on a quarterly basis for our last two fiscal years and fiscal 2001 through February 6, 2001.

                                                                                                    Cash
                                                                                                distributions
                                                                                                    per
                                                                 High                Low           share
                                                                 ----                ---        -------------
Fiscal 2001
-----------
First quarter (through February 12, 2001)................           $13.75              $12.35       $--

Fiscal 2000
-----------
Fourth quarter..........................................            12.85               11.25       .51
Third quarter...........................................            12.88               10.44       .51
Second quarter..........................................            11.13                9.94       .51
First quarter...........................................            11.44               10.06       .51

Fiscal 1999
-----------
Fourth quarter..........................................            11.13                9.94       .51
Third quarter...........................................            13.44               10.75       .51
Second quarter..........................................            12.88               10.00       .51
First quarter...........................................            13.13               10.00       .51

         As of January 31, 2001, there were 6,310,242 common shares outstanding held by 1,452 persons of record.

                                 CAPITALIZATION

         Our capitalization, as of December 31, 2000, and as adjusted to reflect the sale of the common shares offered in this offering, is as follows:

                                                                                Actual       As Adjusted (1)
                                                                                ------       ---------------
Secured line of credit(2)..............................................     $ 20,000,000     $ 20,000,000
Minority interest .....................................................        2,701,493        2,701,493

Shareholders' equity
Preferred shares, par value $.01;
    25,000,000 shares authorized; no shares outstanding;
    no shares outstanding, as adjusted.................................           -0-             -0-
Common shares, par value $.01; 200,000,000 shares
    authorized; 6,310,242 shares outstanding; 9,110,242
    shares outstanding, as adjusted (3)................................           63,102           91,102
Additional paid-in capital.............................................       87,316,637      125,340,637
(Accumulated deficit)/retained earnings................................         (704,625)        (704,625)
                                                                            ------------     ------------
    Total shareholders' equity.........................................     $ 86,675,114     $124,727,114
                                                                            ------------     ------------
    Total capitalization...............................................     $109,376,607     $147,428,607
                                                                            ============     ============

-------------
(1) Stated after deducting expenses of this offering, estimated to be $_________, payable by us. Includes _____ common shares that Resource America will purchase.
(2) Does not include indebtedness of $148.4 million that is recourse only to a specific property or investment.
(3) Assumes no exercise of the underwriters' over-allotment option to purchase up to an additional 420,000 common shares, and excludes 141,667 shares issuable pursuant to warrants granted to Friedman Billings Ramsey in connection with our initial public offering and 800,000 shares reserved for issuance under our employee stock option plan.


                                 USE OF PROCEEDS

         We intend to use the net proceeds from the sale of the common shares to originate loans, acquire loans and acquire property interests. Pending investment, we will hold the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table sets forth selected consolidated financial data for each of the periods indicated. The financial data for the three years ended December 31, 2000 and for the period from August 20, 1997 (date of inception) through December 31, 1997 are derived from our audited consolidated financial statements. You should read this information along with our consolidated financial statements and the notes to those financial statements included in this prospectus. For further discussion of our consolidated financial statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         As of and for the year ended December 31,
                                                     ----------------------------------------------
                                                                                                     For the period August
                                                                                                     20, 1997 (date of
                                                                                                     inception) through
                                                       2000               1999         1998(1)       December 31, 1997(2)
                                                       ----               ----         ----          -----------------
                                                             (dollars in thousands except per share data)
Operating data:
   Total revenues                                    $ 38,549           $ 34,122           $ 17,177            ---
   Total costs and expenses                            26,419             21,178              8,778        $   46
   Net income (loss)                                   12,055             12,962              8,474           (46)
   Net income per share-basic                            1.93               2.10               1.82            ---
   Net income per share-diluted                          1.92               2.09               1.81            ---
Balance sheet data:
   Total assets                                       270,120            269,829            201,259          2,192
   Indebtedness secured by real estate                148,434            161,164            114,204            ---
   Shareholders' equity (deficiency)                   86,675             86,238             85,518           (45)
   Shareholders' equity per share                       13.74              13.91              13.87            ---
Other data:
   Funds from operations ("FFO")(3)                    14,963             14,849              9,269            ---
   FFO(3) per share-basic                                2.39               2.41               1.99            ---
   FFO(3) per share-diluted                              2.39               2.40               1.98            ---
   Dividends per share                                   2.04               2.04               1.77            ---

------------------
(1) Operations commenced January 14, 1998.
(2) Per share amounts are based on the 100 shares outstanding before our initial public offering, and accordingly, are not comparable to amounts shown.
(3) In accordance with guidelines of the National Association of Real Estate Investment Trusts, funds from operations ("FFO") is net income (including realized gains) adjusted by adding back real property depreciation and certain amortization expenses.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION

Overview

         We began investment operations in January 1998. Our principal business objective is to generate income for distribution to our shareholders from a combination of interest, rents and distributions in respect to rents (where we own an equity interest in a real property) and proceeds from the sale of portfolio investments. We completed two public offerings of our common shares during 1998. We used the offering proceeds, proceeds from loan repayments and property interest refinancings and our line of credit to build our investment portfolio.

Liquidity and Capital Resources

         The principal sources of our capital were the two offerings of our common shares. After offering costs and underwriting discounts and commissions, we obtained net offering proceeds of $86.0 million. We also obtained capital resources from principal payments on, refinancings of, and sales of loans in our portfolio. These resources aggregated $47.3 million for the year ended December 31, 2000, including $30.2 million of debt refinancing, and $59.1 million for the year ended December 31, 1999. In addition, during 2000 and 1999 we obtained $6.0 million and $14.0 million, respectively, from draws on our $20.0 million secured line of credit.

         We use our capital resources principally for originating and purchasing loans and acquiring property interests. For the year ended December 31, 2000, we originated or purchased ten loans, including one refinancing and one increased financing, in the amount of $39.7 million, including senior debt of $30.2 million underlying wraparound loans, as compared to nine loans in the amount of $61.1 million, including senior debt of $12.0 million underlying wraparound loans, in 1999. For the year ended December 31, 2000, we acquired one property interest for $5.6 million. For the year ended December 31, 1999, we acquired one property interest for $1.5 million and we converted two loans with an aggregate outstanding balance of $19.5 million to property interests with an appraised value of $20.1 million. In addition, we funded $2.5 million of improvements to two properties.

         We also receive funds from interest payments on our loans and operating income from our property interests. As required by the Internal Revenue Code, we used these funds, to the extent of not less than 95% of our taxable income, to pay distributions to our shareholders. For fiscal 2001, the distribution requirement decreases to 90%. For the years ended December 31, 2000 and 1999, we paid distributions of $12.8 million and $12.6 million, respectively, of which $12.3 million and $12.2 million was in cash and $472,000 and $342,000 was in additional common shares issued through our dividend reinvestment plan. We intend to maintain our current level of distributions in fiscal 2001.

         In order to maintain our liquidity, we pursue the following strategies:

                o providing shorter-term financing to our borrowers, generally in the form of bridge financing, to increase the turnover of our investments, and

                o pursuing borrower refinancing of our loans through senior lenders, where we retain junior interests.

We do not currently experience material difficulties in originating shorter-term financings or obtaining senior loan refinancings on acceptable terms. However, we could encounter difficulties in the future, depending upon the development of conditions in the credit markets.

         At December 31, 2000, we had approximately $7.4 million in funds available for investment. All of these funds were temporarily invested in a money market account that we believe has a high degree of liquidity and safety. We expect that, during 2001, all of our short-term bridge loans, totaling $26.7 million, net of underlying senior indebtedness of $9.0 million, at December 31, 2000, will be repaid or refinanced, providing additional funds available for investment in the approximate amount of $26.7 million.

Results of Operations

         Our average interest-earning assets for the years ended December 31, 2000, 1999 and 1998 were $85.5 million, $85.9 million and $68.3 million, respectively, including $9.4 million, $8.1 million and $22.0 million, respectively, of average interest-earning assets invested in a money market account. The slight decrease in average interest-earning assets and the slight increase in average interest-earning assets invested in a money market account from the year ended December 31, 1999 to the corresponding period in 2000 was due to the timing of loans made and loans and interest paid and temporary changes in other asset and liability accounts. The increase in total average interest-earning assets and the decrease in average interest-earning assets invested in a money market account from the year ended December 31, 1998 to the corresponding period in 1999 was due to the origination of loans and the acquisition of loans and property interests utilizing the remaining proceeds of our public offerings in 1998.

         Our interest income from loans was $18.3 million for the year ended December 31, 2000, compared to $20.0 million and $10.5 million in 1999 and 1998, respectively. Interest income from the money market account was $548,000 for the year ended December 31, 2000, compared to $312,000 and $928,000 for 1999 and 1998, respectively. The decrease in interest income from the year ended December 31, 1999 to the corresponding period in 2000 was due to a decrease in our investments in real estate loans ($140.7 million at December 31, 2000 versus $160.5 million at December 31, 1999) and an increase in our net investment in real estate ($107.9 million at December 31, 2000 versus $89.9 million at December 31, 1999). The increase in interest income from the money market account from the year ended December 31, 1999 to the corresponding period in 2000 was due to a higher balance of assets invested in the account from loan repayments held in anticipation of loan fundings. The increase in interest income from loans and the decrease in interest income from the money market account from the year ended December 31, 1998 to the corresponding period in 1999 were due to our investment of the proceeds of our two public offerings. The net yield on average interest-earning non-money market assets was 21.4%, 21.1% and 19.3% for the years ending December 31, 2000, 1999 and 1998, respectively. The increases in net yield are due to a decrease in our cost of funds because of utilization of our secured line of credit and non-recourse financings of individual loans as well as our ability to increase the pricing of our loans in response to market conditions. The yield on average interest-earning money market account assets was 3.9%, 4.3% and 5.2% for the years ending December 31, 2000, 1999 and 1998, respectively. The decreases in yield on average interest-earning money market assets was due to a decrease in interest amounts paid by banks on money market funds. Included in our interest income is accretion of loan discount relating to loans we acquired at a discount to the appraised value of the underlying properties of $213,000, $3.2 million and $250,000 in 2000, 1999 and 1998, respectively. We realized $3.4 million of this accretion in 1999 when two loans with a combined book value of $19.5 million were converted to a property interest with an appraised value of $20.1 million.

         We received $18.3 million from rents from our property interests for the year ended December 31, 2000, compared to $12.4 million and $4.6 million for the years ended December 31, 1999 and 1998, respectively. The rent increases from 1998 to 1999 and 1999 to 2000 were due to the increase in the number of property interests we own from two in 1998, to four in 1999, and five in 2000.

         We earned fee and other income of $1.4 million for the year ended December 31, 2000 as compared to $684,000 in 1999 and $153,000 for 1998.
Included in the 2000 fee and other income was $500,000 earned for subordinating one of our loans to additional senior debt, $300,000 relating to termination of an appreciation interest in one of our loans, $286,000 of income generated by RAIT Capital Corp., our first mortgage conduit loan subsidiary which holds the assets we acquired from Pinnacle Capital Group, $169,000 of dividend income from one of our property interests, $90,000 earned for services provided to one of our property interests and $75,000 earned for restructuring the ownership and financing of one of our property interests. Included in the 1999 fee and other income was $325,000 earned for restructuring the ownership and financing of one of our property interests, $250,000 earned for subordinating one of our loans to additional senior debt, and $90,000 earned for services provided to one of our property interests. Included in the 1998 fee and other income was $50,000 earned for subordinating one of our loans to additional senior debt, $45,000 earned for services provided to one of our property interests, and $45,000 earned in referral fees.

         We recognized a gain of $131,000 on the sale of a loan in 1999 and a gain of $940,000 on the sale of a loan participation in 1998. In 1999, we also recognized income from loan satisfactions of $598,000, which related to our conversion of two loans with a combined book value of $19.5 million to a property interest worth $20.1 million.

         Ten of our acquired loans remain subject to forbearance or similar agreements. During the years ended December 31, 2000, 1999 and 1998, all payments under the agreements were timely made and all borrowers were otherwise in full compliance with the terms of the agreements. The remaining 16 loans in our portfolio are performing in accordance with their terms as we originally underwrote them and were current as to the payments as of each of December 31, 2000, 1999 and 1998.

         During the year ended December 31, 2000, we incurred expenses of $26.4 million as compared to $21.2 million and $8.8 million in 1999 and 1998, respectively. The expenses consisted of interest expense, operating expenses relating to our property interests, salaries and related benefits, general and administrative expenses, and depreciation and amortization. Interest expense was $12.8 million for the year ended December 31, 2000, as compared to $11.1 million and $4.3 million in 1999 and 1998, respectively. Interest expense consists of interest payments made on senior indebtedness on properties underlying our wraparound loans and property interests, and interest payments made on our line of credit, all of which increased as a result of the increase in our loan portfolio and number of property interests and our use of draws under our line of credit to originate or acquire loans and property interests. Property operating expenses were $8.6 million for the year ended December 31, 2000, compared to $6.3 million and $2.3 million for 1999 and 1998, respectively. Depreciation and amortization was $2.9 million for the year ended December 31, 2000, compared to $1.9 million and $796,000 for 1999 and 1998, respectively. The increases in property operating expenses, depreciation and amortization were due to the increased number of property interests in our portfolio. Salaries and related benefits were $1.5 million for the year ended December 31, 2000, as compared to $1.4 million and $866,000 in 1999 and 1998, respectively. General and administrative expenses were $637,000 for the year ended December 31, 2000, as compared to $433,000 and $233,000 in 1999 and 1998, respectively. Salaries and related benefits and general and administrative expenses increased from 1999 to 2000 as a result of salary increases and incremental expenses of $383,000 associated with our August 2000 acquisition of Pinnacle Capital Group. The increase from 1998 to 1999 was due to salary increases and reflected less than a full year of operations during 1998.

         During 1998 we initiated a reserve for loan losses of $226,000. This reserve is a general reserve and is not related to any individual loan or to an anticipated loss. In accordance with our policy, we determined that this reserve was adequate as of December 31, 2000 and 1999. We will continue to analyze the adequacy of this reserve on an annual basis.

Quantitative and Qualitative Disclosures About Market Risk

         The following table contains information about the cash held in a money market account, loans held in our portfolio, long-term debt underlying our loans and property interests and our secured line of credit as of December 31, 2000. The presentation, for each category of information, aggregates the assets and liabilities by their maturity dates for maturities occurring in each of the years 2001 through 2005 and separately aggregates the information for all maturities arising after 2005.

         Interest earning assets and interest bearing liabilities, aggregated by maturity date

                                                                                                                    Fair Market
                         2001          2002         2003        2004        2005     Thereafter       Total            Value
                         ----          ----         ----        ----        ----     ----------       -----         -----------
Interest earning
assets:

Money market
 accounts             $ 7,408,000         ---          ---         ---          ---          ---     $ 7,408,000     $  7,408,000
Average interest rate         4.9%        ---          ---         ---          ---          ---             4.9%
First mortgages and
 senior loan
 participations       $ 2,910,000  $   355,000  $2,386,000  $  451,000   $3,875,000   $   776,000    $10,753,000     $ 11,705,000
Average interest rate        13.7%        12.0%       11.4%       12.0%        12.0%         11.0%          12.2%
Mezzanine (including
  wraparound) loans   $ 3,281,000  $ 4,094,000  $  621,000  $  621,000    $ 569,000   $85,243,000    $94,430,000     $113,810,000
Average interest
  rate                       13.4%        14.5%       11.8%       11.8%        11.8%         11.5%          13.5%
Bridge loans          $35,718,000          ---         ---         ---          ---           ---    $35,718,000     $ 36,583,000
Average interest
  rate                       15.6%         ---         ---         ---          ---           ---           15.6%

Interest bearing
liabilities:

Senior Indebtedness
  secured by real
  estate underlying
  wraparound loans    $ 9,880,000  $ 1,752,000  $1,034,000  $1,082,000   $1,134,000   $39,404,000    $54,286,000     $ 53,927,000
Average interest
  rate                        9.4%         8.5%        8.4%        8.3%         8.3%          7.4%           7.8%
Long-term debt
  secured by
  real estate owned   $   783,000  $   843,000  $  905,000  $  973,000   $1,047,000   $89,597,000    $94,148,000     $ 93,524,000
Average interest
  rate                        7.3%         7.3%        7.3%        7.3%         7.3%          8.4%           8.3%
Secured line of
  credit                      ---  $20,000,000         ---         ---         ---            ---    $20,000,000     $ 20,000,000
Average interest
  rate                        ---          9.5%        ---         ---         ---            ---            9.5%

         Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, equity prices and real estate values. All of our interest earning assets and interest bearing liabilities are at fixed rates, except for our line of credit which bears interest at a varying rate equal to the prime rate of interest as quoted by The Wall Street Journal. As a result, our primary market risk exposure is to changes in interest rates, which will affect the interest cost of outstanding draws on our line of credit. Changes in interest rates may also affect the value of our investments and the rates at which we reinvest funds obtained from loan repayments. As interest rates increase, although the interest rates we obtain from reinvested funds will generally increase, the value of our existing loans at fixed rates will generally tend to decrease. As interest rates decrease, the amounts becoming available to us for investment due to repayment of our loans may be invested at lower rates than we had been able to obtain in prior investments, or than the rates on the repaid loans. These relationships between interest rate and value may be diminished or not applicable to our cash flow loans. We do not hedge or otherwise seek to manage our interest rate risk. We do not enter into risk sensitive instruments for trading purposes.

                  DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

General

         Under our declaration of trust we may issue up to 200,000,000 common shares and 25,000,000 preferred shares. At January 31, 2000, we had outstanding 6,310,242 common shares and no preferred shares. In addition, we have reserved 800,000 shares for issuance under our employee stock option plan and 141,667 shares for issuance on the exercise of warrants.

Common Shares

         The common shares have the following characteristics:

                o each common share entitles the holder to one vote on matters voted on by common shareholders,

                o  the common shares do not have cumulative voting rights,

                o distributions are payable as and when authorized by the board of trustees,

                o holders of common shares generally are not liable for our debts,

                o if we are liquidated, each common share participates pro rata in our assets that remain after payment, or provision for payment, of our debts and payment of the liquidation preferences of any preferred shares, and

                o the common shares do not have conversion, exchange, sinking fund, redemption, appraisal or preemptive rights.

         The board of trustees may establish separate classes of common shares and determine their rights and preferences; however, the board of trustees has no present plans to do so. The transfer agent for the common shares is the American Stock Transfer & Trust Company.

Preferred Shares

         Preferred shares may be issued from time to time, in one or more series, without shareholder approval and with such terms, preferences, conversion rights, voting powers, limitations as to distributions, redemption provisions and other terms or conditions as the board of trustees may approve. As a result, without shareholder approval, the board of trustees may issue preferred shares with rights senior to those of the common shares. The board of trustees has no present plans to issue any preferred shares.

Restrictions on Ownership and Transfer

         To qualify as a REIT under the Internal Revenue Code, we must meet several requirements regarding the number of our shareholders and concentration of ownership of our shares. These requirements are described at "Federal Income Tax Consequences of Our Status as a REIT - Requirements for Qualification." Our declaration of trust contains provisions that restrict the ownership and transfer of our shares to assist us in complying with these Internal Revenue Code requirements. We refer to these restrictions as the "ownership limitation."

         The ownership limitation provides that, in general, no person may own more than:

                o  8.3% of our outstanding common shares, and

                o  9.8% of our outstanding preferred shares.

However, Resource America, which was our sponsor at the time of our formation, may own up to 15% of our common shares. As of January 31, 2001, it owned 13% of our common shares.

         Ownership of our shares is subject to attribution rules under the Internal Revenue Code, which may result in a person being deemed to own shares held by other persons. The board of trustees may waive the ownership limitation if it determines that the waiver will not jeopardize our status as a REIT. As a condition of such a waiver, the board of trustees may require an opinion of counsel satisfactory to it or undertakings or representations from the applicant with respect to preserving our REIT status. We required no such waiver with respect to Resource America's ownership rights, which are established as part of our declaration of trust.

         Any person, including Resource America, who acquires shares in violation of the ownership limitation must notify us immediately and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT. The ownership limitation will not apply if the board of trustees determines that it is no longer in our best interest to qualify as a REIT. Otherwise, the ownership limitation may be changed only by an amendment to our declaration of trust by a vote of two-thirds of our outstanding voting shares.

         Our declaration of trust provides that if any purported transfer of shares results in

                o  any person violating the ownership limitation,

                o  our being "closely held,"

                o  the common shares being owned by fewer than 100 persons, or

                o our owning 10% or more of a tenant of our real property, the transfer will have no effect as to the excess number of shares and the purported transferee will cease to own any interest in the excess shares.

         Shares exceeding the ownership limitation will transfer automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization that we select. The trustee of the trust will be designated by us and must be unaffiliated with us and the prohibited transferee. The trustee must sell the excess shares to a qualified person and distribute the sales proceeds to the prohibited transferee. Where excess shares result from an event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will sell the excess shares to a qualified person and distribute to the prohibited owner an amount equal to the lesser of the market price of the excess shares on the date they become excess shares or the sales proceeds received by the trust for the excess shares.

         In addition, we may purchase any common shares held in the trust for the lesser of:

                o the price per share in the transaction that resulted in the transfer to the trust or, in the case of a gift, the market price at the time of the gift, or

                o  the market price on the date we agree to purchase the shares.

We may purchase the shares at any time before the trustee has sold the shares. The net sale proceeds will be paid to the prohibited transferee.

         All share certificates bear a legend referring to the restrictions described above.

         Every owner of more than 5%, or any lower percentage set by federal income tax laws, of the outstanding common shares must file a completed questionnaire with us containing information regarding his or her ownership. In addition, each shareholder must, upon demand, disclose in writing any information we may request in order to determine the effect, if any, of such shareholder's actual and constructive ownership of common shares on our status as a REIT and to ensure compliance with the ownership limitation.

  CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION OF TRUST AND BYLAWS

Board of Trustees

         Our declaration of trust requires that we have not fewer than three nor more than nine trustees. A majority of our trustees must be "independent trustees." Our declaration of trust defines an independent trustee as someone who, during the preceding two years, has not:

                o been an affiliate of Resource America, Brandywine Construction & Management or their affiliates,

                o  been one of our officers, or

                o had a material business or professional relationship with us, Resource America, Brandywine Construction & Management or their affiliates.

We currently have six trustees, of whom four are independent trustees. The trustees may increase or decrease the number of trustees by a majority vote. However, the number of trustees may be increased above nine or decreased below three only by a vote of at least 75% of the trustees then in office, and the term of office of a trustee may not be affected by a decrease in the authorized number of trustees. Any vacancy, including one created by an increase in the number of trustees, may be filled by a majority of the remaining trustees, except that independent trustees must nominate replacements for vacancies in independent trustee positions.

         Our declaration of trust provides that a trustee may be removed by a two-thirds vote of our outstanding voting shares. This provision, when coupled with the provision authorizing the board of trustees to fill vacant trusteeships, precludes shareholders, as a practical matter, from removing incumbent trustees and filling the vacancies created by such removal with their own nominees.

Business Combinations

         Under Maryland law, certain "business combinations" between us and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares, an affiliate of ours who, at any time within the previous two years was the beneficial owner of 10% or more of the voting power of our shares (who the statute terms an "interested shareholder"), or an affiliate of an interested shareholder, are prohibited for five years after the most recent date on which they became such. The business combinations subject to this law include mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities. After the five year period has elapsed, a proposed business combination must be recommended by the board of trustees and approved by the affirmative vote of at least:

                o  80% of our outstanding voting shares, and

                o two-thirds of the outstanding voting shares, excluding shares held by the interested shareholder,

unless, among other conditions, the shareholders receive a minimum price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.

         These provisions do not apply, however, to business combinations that the board of trustees approves or exempts before the time that the interested shareholder becomes an interested shareholder.

Control Share Acquisitions

         Maryland law provides that "control shares" acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of our outstanding voting shares, excluding shares owned by the acquiror or by officers or trustees who are employees of ours. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, other than by revocable proxy, would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

                o  one-tenth or more but less than one-third;

                o  one-third or more but less than a majority; or

                o  a majority of all voting power.

         Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

         A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any shareholders' meeting.

         If voting rights are not approved at the shareholders' meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders' meeting, and the acquiror may then vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our declaration of trust or bylaws.

         Our bylaws exempt from the Maryland control share statute any and all acquisitions of our common or preferred shares by any person. The board of trustees has the right, however, to amend or eliminate this exemption at any time in the future.

Amendment of Our Declaration of Trust and Bylaws

         Our declaration of trust may be amended by the vote of a majority of our outstanding voting shares except that provisions relating to the trustees, the ownership limitation, amendments to the declaration of trust and our dissolution and termination may only be amended by a vote of two-thirds of our outstanding voting shares. The board of trustees may amend the declaration of trust by a two-thirds vote, without any action by our shareholders, to allow us to qualify, or continue our qualification, as a REIT and, by a majority vote, to increase or decrease the aggregate number of our authorized shares, to establish any series of our shares or to decrease or increase the number of shares in any class, that we have authority to issue. Our bylaws may be amended only by the board of trustees.

Meetings of Shareholders

         Our declaration of trust provides for annual shareholder meetings to elect trustees. Special shareholder meetings may be called by our chairman, chief executive officer, president or board of trustees and must be called at the written request of persons holding 50% or more of our outstanding voting shares.

Advance Notice of Nominations of Trustees and New Business

         At any annual meeting of shareholders, the nomination of trustees for election and business proposed to be considered may be made only by the board of trustees or by a shareholder who has complied with the advance notice procedures of the bylaws. At any special meeting of shareholders, only the business specified in the notice of meeting sent by the board of trustees may be brought before the meeting.

Dissolution

         Shareholders may elect to dissolve our company by a vote of two-thirds of our outstanding voting shares.

Indemnification; Limitation of Trustees' and Officers' Liability

         Our declaration of trust limits the liability of our trustees and officers for money damages, except for liability resulting from:

                o actual receipt of an improper benefit or profit in money, property or services, or

                o a final judgment based upon a finding of active and deliberate dishonesty by the trustee that was material to the cause of action adjudicated.

         Our declaration of trust authorizes us, to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses to, any of our present or former shareholders, trustees or officers or any individual who, while a trustee and at our request, serves or has served another entity, employee benefit plan or any other enterprise as a trustee, director, officer, partner or otherwise. The indemnification covers any claim or liability against the person. Our bylaws permit us to indemnify each trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us.

         Maryland law permits a Maryland REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent Maryland law permits corporations to indemnify and reimburse the expenses of their directors and officers. Maryland law permits a corporation to indemnify its present and former directors and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

                o the act or omission of the director or officer was material to the matter giving rise to the proceeding, and oo was committed in bad faith or

                   oo was the result of active and deliberate dishonesty, or

                o in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, a Maryland corporation may not indemnify for an adverse judgment in a derivative action. Our bylaws require us, as a condition to advancing expenses, to obtain

                o a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification, and

                o a written undertaking to repay the amount reimbursed if the standard of conduct was not met.

Indemnification Agreements

         We have indemnification agreements with each of our officers and trustees. The indemnification agreements require us to indemnify our officers and trustees to the fullest extent permitted by law and to advance all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the agreements, we must also indemnify and advance all expenses incurred by officers and trustees seeking to enforce their rights under the indemnification agreements and may cover officers and trustees under any trustees' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by our declaration of trust and bylaws and Maryland law, it provides greater assurance to trustees and officers that we will indemnify them because, as a contract, it cannot be modified unilaterally in the future by the board of trustees or the shareholders to eliminate the rights it provides.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of our Declaration of Trust and Bylaws

         The provisions of our declaration of trust regarding the removal of trustees and the restrictions on the transfer of shares, and the advance notice provisions of the bylaws, could have the effect of delaying or preventing a transaction or a change in control that might involve a premium price for shareholders or that they otherwise may believe is desirable. Also, if the board of trustees rescinds the provisions of the bylaws electing not to be governed by the control share acquisition statute, that statute could have a similar effect.

             FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

         This section summarizes the federal income tax issues that you, as a shareholder, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in "--Taxation of Tax-Exempt Shareholders" below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in "--Taxation of Non-U.S. Shareholders" below).

         The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

         We urge you to consult your own tax advisor regarding the specific tax consequences to you of investing in our common shares and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such investment and election, and regarding potential changes in applicable tax laws.

Taxation

         We elected to be taxed as a REIT under the federal income tax laws beginning with our short taxable year ended December 31, 1998. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to continue so to operate. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

         Our qualification as a REIT depends on our ability to meet on a continuing basis, qualification tests in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our shareholders if we fail to qualify as a REIT, see "--Failure to Qualify."

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

         If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the "double taxation," or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

                o we will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned.

                o we may be subject to the "alternative minimum tax" on any items of tax preference that we do not distribute or allocate to shareholders.

                o  we will pay income tax at the highest corporate rate on:

                   oo net income from the sale or other disposition of
                      property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business and oo other non-qualifying income from foreclosure property.

                o We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

                o If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under "--Requirements for Qualification--Income Tests," and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

                   oo the gross income attributable to the greater of the
                      amounts by which we fail the 75% and 95% gross income tests, multiplied by oo a fraction intended to reflect our profitability.

                o If we fail to distribute during a calendar year at least the sum of:

                   oo 85% of our REIT ordinary income for the year,

                   oo 95% of our REIT capital gain net income for the year, and oo any undistributed taxable income from earlier periods,
                      we will pay a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

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

                o We may elect to retain and pay income tax on our net long-term capital gain.

                o If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation's basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

                   oo the amount of gain that we recognize at the time of the sale or disposition and
                   oo the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

                   The rule described here will apply assuming that we make an election under the Treasury regulations.

Requirements for Qualification

         A REIT is an entity that meets each of the following requirements:

         1.     It is managed by trustees or directors.

         2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

         3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

         4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

         5. At least 100 persons are beneficial owners of its shares or ownership certificates.

         6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

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

         7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status.

         8. It uses a calendar year for federal income tax purposes and complies with the record keeping requirements of the federal income tax laws.

         9. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

         We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

         We have issued sufficient common shares with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our declaration of trust restricts the ownership and transfer of the common shares so that we should continue to satisfy these requirements. The provisions of our declaration of trust restricting the ownership and transfer of common shares are described in "Description of Shares of Beneficial Interest--Restrictions on Ownership and Transfer."

         A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. We have two subsidiaries, RAIT General and RAIT Limited, and own all of their capital stock. RAIT General, RAIT Limited and RAIT Partnership also own all of the stock in eight other corporations involved in the ownership of certain of our portfolio assets. Thus, RAIT General, RAIT Limited and the other eight subsidiaries will be ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit will be treated as our assets, liabilities and items of income, deduction and credit.

         An unincorporated entity, such as a partnership that has a single owner, is not treated as an entity separate from its parent. We own all of the

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

stock of RAIT General and RAIT Limited which, in turn, own all of the interests in RAIT Partnership, the entity that holds all of our investment assets. Thus, RAIT Partnership will not be treated as an entity separate from us for so long as its only partners are RAIT General and RAIT Limited, and we own all of their capital stock.

         In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, when RAIT Partnership admits a partner other than us, or a qualified REIT subsidiary of ours, our proportionate share of the assets, liabilities and items of income of RAIT Partnership, and those of any other partnership or joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a "subsidiary partnership"), will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

         Tax legislation enacted in 1999 allows a REIT to own up to 100% of the stock of a "taxable REIT subsidiary," or TRS, beginning on January 1, 2001. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We do not currently have any TRSs, but may form one or more TRSs in the future.

Income Tests

         We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

                o  rents from real property;

                o interest on debt secured by mortgages on real property or on interests in real property; and

                o dividends or other distributions on, and gain from the sale of, shares in other REITs.

         Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or

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

disposition of stock or securities, income from certain interest rate hedging contracts, or any combination of these. Gross income from any origination fees is not qualifying income for purposes of either gross income test, and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

         Where the principal amount of mortgage loans secured by a property exceeds the property's fair market value, the Internal Revenue Service may contend that the lender is actually the owner of the property for tax purposes. Since we have acquired and may continue to acquire loans whose principal amount exceeds the fair market value of the underlying property, a recharacterization may occur although the existence of forbearance or other workout arrangements would make it less likely. If we are found to be the owner of real property rather than a mortgagee, our income would consist of the rent from the property rather than interest on our loan. We would generally be entitled to deductions for operating expenses of the property as well as for depreciation. Consequently, as long as the rent qualifies as "rents from real property," it is unlikely that such recharacterization would adversely affect our qualification under the asset tests, income tests or distribution requirements, except as discussed below.

         The term "interest" generally does not include any amount that depends in any way on the income or profits of any person. However, an amount generally will not be excluded from the term "interest" solely because it is based on a fixed percentage or percentages of receipts or sales. In addition, an amount generally will not be excluded from the term "interest" solely because it is based on the income or profits of a debtor if substantially all of the debtor's gross income from the property qualifies as rents from real property if received by a REIT. Furthermore, interest from an appreciation interest based on the sale price of a property will be treated as gain from the sale of the property, which generally is qualifying income for purposes of the 75% and 95% gross income tests.

         Interest, original issue discount and market discount income from our loans generally will be qualifying interest income for purposes of both the 75% and 95% gross income tests. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the value of the property securing the loan on the date we originated or acquired the loan, the portion of the income from the loan derived from the excess principal amount will be qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. In addition, if interest income from a loan is based in part on the borrower's profits or net income, it generally will be disqualified for purposes of both the 75% and 95% gross income tests.

         We have purchased and originated loans that are only indirectly secured by real property, and may do so in the future. If a senior loan prevents us from recording a mortgage against the property, the junior note held by us may be collateralized by an unrecorded mortgage, a deed-in-lieu of foreclosure, a pledge of equity interests of the borrower, a purchase option or some other arrangement. As of December 31, 2001, five loans are collateralized with deeds-in-lieu of foreclosure and six are secured by pledges of equity interests.

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

Interest as well as any original issue discount or market discount income derived from these loans should be qualifying interest income for purposes of both the 75% and 95% gross income tests. It is possible, however, that the Internal Revenue Service would conclude that interest on these loans does not constitute interest from a loan "secured by mortgages on real property or on interests in real property," so that such interest would not qualify for purposes of the 75% gross income test. Since the amount of income from these loans is relatively small, less than 16.0% of gross income, we believe that compliance with the 75% test will be unaffected.

         In the case of wraparound loans made or acquired by a REIT, there is authority for the position that only the interest attributable to the amounts advanced by the REIT or person from whom it acquired the loan will constitute income to the REIT. Under this interpretation, amounts we receive from the borrower that are used to pay debt service on the underlying senior debt would be treated as having been paid directly by the borrower to the senior lender and thus would be excluded from our gross income. We believe that we have satisfied the income tests regardless of whether all of the interest on our wraparound loans is treated as income or only the interest attributable to the amounts advanced by us is treated as income.

         We may originate or acquire mortgage loans that have appreciation interests. As of December 31, 2000, 14 of our loans had such features. We may be required to recognize income from an appreciation interest over the term of the related loan using a method that generally will result in our recognizing at least some taxable income in advance of the related cash flow.

         A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of its business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold "primarily for sale to customers in the ordinary course of a trade or business."

         We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is any real property, including interests in real property, and any personal property incident to such real property:

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

                o that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

                o for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

                o for which the REIT makes a proper election to treat the property as foreclosure property.

We have no foreclosure property as of the date of this prospectus.

         However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

                o on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

                o on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

                o which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

         Rent that we receive from real property that we own and lease to tenants will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if each of the following conditions is met:

                o The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

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

                o Neither we nor a direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS). Rent we receive from a TRS will qualify as "rents from real property" if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants and the amount of rent paid by the TRS is substantially comparable to the rent paid by the other tenants of the property for comparable space.

                o All of the rent received under a lease of real property will not qualify as "rents from real property" unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease. Pursuant to legislation effective January 1, 2001, the allocation of rent between real and personal property is based on the relative fair market values of the real and personal property.

                o We generally must not operate or manage our real property or furnish or render services to our tenants, other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "noncustomary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS beginning on January 1, 2001. A TRS can provide customary and noncustomary services to our tenants without tainting our rental income.

We believe that the rents we receive meet all of these conditions.

         If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

                o our failure to meet such tests is due to reasonable cause and not due to willful neglect;

                o we attach a schedule of the sources of our income to our tax return; and

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

                o any incorrect information on the schedule was not due to fraud with intent to evade tax.

         We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in "--Taxation," even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

         To maintain our qualification as a REIT, we also must satisfy two asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

                o  cash or cash items, including certain receivables;

                o  government securities;

                o interests in real property, including leaseholds and options to acquire real property and leaseholds;

                o  interests in mortgages on real property;

                o  stock in other REITs; and

                o investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

Under the second asset test, except for securities in the 75% asset class, securities in a TRS or qualified REIT subsidiary, and certain partnership interests and certain debt obligations:

                o not more than 5% of the value of our total assets may be represented by securities of any one issuer;

                o we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

                o we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the "10% value test").

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

In addition, not more than 20% of the value of our total assets may be represented by securities of one or more TRSs.

         Under a special transaction provision, the 10% value test described above will not apply to securities we held on July 12, 1999, provided that the issuer of those securities does not engage in a substantial new line of business or acquire substantial new assets after that date, and provided that we do not acquire additional securities in the issuer after that date. Existing taxable subsidiaries can be converted into TRSs on a tax-free basis at any time before January 1, 2004.

         If the fair market value of the real property securing a mortgage loan equals or exceeds the outstanding principal balance of the loan, the loan will be a qualifying asset. However, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, the excess amount may not be a qualifying asset, although the matter is not free from doubt. An "interest" in real property also generally includes an interest in mortgage loans secured by controlling equity interests in partnerships that own real property, to the extent that the principal balance of the mortgage does not exceed the fair market value of the real property that is allocable to the equity interest. In addition, we have purchased and originated loans that are only indirectly secured by real estate, and may continue to do so in the future. With respect to 12 of our loans as of December 31, 2000, that are indirectly secured by real estate, five are collateralized with deeds-in-lieu of foreclosure. Counsel is of the opinion that these loans qualify as real estate assets for the purposes of the 75% asset test. We cannot assure you that the Internal Revenue Service will not challenge that position.

         We expect that any loans, real properties and temporary investments that we acquire generally will be qualifying assets for purposes of the 75% asset test, except to the extent that the principal balance of any loan exceeds the value of the associated real property or to the extent the asset is a loan that is not deemed to be an interest in real property. In the case of wraparound loans, it is uncertain whether the entire wraparound mortgage amount or only the amount of our investment that is in excess of the principal amount of the underlying loans will be considered our asset. However, we believe that we have satisfied the asset tests under both methods of accounting for wraparound loans. We will monitor the status of our acquired assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

                o we satisfied the asset tests at the end of the preceding calendar quarter and

                o the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

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If we did not satisfy the condition described in the first item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

         As described above, we may own up to 100% of the stock of TRSs. TRSs can perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants. We and a taxable subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. Further, there is a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis. We may not own more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. Overall, no more than 20% of our assets can consist of securities of TRSs. We do not currently have any TRSs, but may form one or more TRSs in the future.

Distribution Requirements

         Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

                o  the sum of

                   oo 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and its net capital gain or loss, and oo 90% of our after-tax net income, if any, from foreclosure property; minus

                o  the sum of certain items of non-cash income.

         We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration. Although the distribution requirement was reduced from 95% to 90% for taxable years beginning after December 31, 2000, we intend to continue to attempt to distribute 100% of our REIT taxable income.

         We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

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

                o  85% of our REIT ordinary income for such year;

                o  95% of our REIT capital gain income for such year; and

                o  any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "--Taxation of Taxable U.S. Shareholders." If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

         It is possible that, from time to time, we may experience timing differences between:

                o the actual receipt of income and actual payment of deductible expenses and

                o the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income.

For example, we will recognize taxable income in excess of our cash receipts when original issue discount accrues with respect to a loan. Original issue discount generally will accrue taking into account projected payments, such as those arising from appreciation interests, but not taking into account projected credit losses until they are actually incurred. Also, we may recognize as income taxable market discount income from the proceeds of the sale of, or principal payments from, loans that are "market discount bonds," although such proceeds often will be used to make non-deductible principal payments on related borrowings. "Market discount bonds" are obligations with a stated redemption price at maturity that is greater than our tax basis in such obligations. We also may recognize income in excess of cash receipts if we make wraparound loans where the payments of nondeductible principal we must make on the underlying loans exceed the amount of nontaxable principal we receive from the borrower. There is authority, however, for the position that only the interest on the amount advanced by the wraparound lender is included in the income of a REIT making such a loan; this would reduce or limit the possibility of mismatching. In addition, we may recognize net capital gain attributable to the sale of depreciated property that exceeds our cash receipts from the sale. We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a "significant modification" to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan. Finally, we cannot deduct from our REIT taxable income capital losses recognized by us. As a result of these considerations, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate

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

income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred shares or additional common shares.

         Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

         We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of its outstanding shares. We have complied, and we intend to continue to comply, with these requirements.

Failure to Qualify

         If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Shareholders

         As long as we qualify as a REIT, a taxable "U.S. shareholder" must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. The term "U.S. shareholder" means a holder of common shares that, for United States federal income tax purposes, is:

                o  a citizen or resident of the United States;

                o an entity created or organized under the laws of the United States or of a political subdivision of the United States;

                o an estate whose income from sources outside the United States is includible in gross income for United States federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

                o  any trust with respect to which

                   oo a United States court is able to exercise primary
                      supervision over its administration and

                   oo one or more United States persons have the authority to control all of its substantial decisions.

         A U.S. shareholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held its common stock. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

         We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its common shares by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

         A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. shareholder's common shares. Instead, the distribution will reduce the adjusted basis of such common shares. A U.S. shareholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder's adjusted basis in his or her common shares as long-term capital gain, or short-term capital gain if the common shares have been held for one year or less, assuming the common shares are a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. shareholder of record on a specified date in any of these months, the distribution will be treated as both paid by us and received by the U.S. shareholder on December 31 of the year, provided that we actually pay the distribution during January of the following year.

         Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the common shares will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of common shares generally will be treated as investment income for purposes of the investment interest limitations. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

         We may recognize taxable income in excess of our economic income (known as "phantom income") in the first years we hold certain investments, and experience an offsetting excess of economic income over our taxable income in later years. As a result, shareholders at times may pay federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Taking into account the time value of money, this acceleration of federal income tax liabilities may reduce a shareholder's after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income. For example, if an investor with a 30% tax rate purchases a taxable bond with an annual interest rate of 10% on its face value, the investor's before-tax return on the investment would be 10% and the investor's after-tax return would be 7%. However, if the same investor purchased our shares at a time when the before-tax rate of return was 10%, the investor's after-tax rate of return on the shares might be somewhat less than 7% as a result of our phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable shareholder will decrease. We will consider the potential effects of phantom income on our taxable shareholders in managing our investments.

Taxation of U.S. Shareholders on the Disposition of Common Shares

         In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her common shares as long-term capital gain or loss if the U.S. shareholder has held the common shares for more than one year. However, a U.S. shareholder must treat any loss upon a sale or exchange of common shares held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the common shares may be disallowed if the U.S. shareholder purchases other common shares within 30 days before or after the disposition.

Capital Gains and Losses

         The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 20% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

         We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions unless the holder

                o is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or

                o provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

         A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. shareholders, see "--Taxation of Non-U.S. Shareholders."

Taxation of Tax-Exempt Shareholders

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of common shares with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares must treat a percentage of the dividends that it receives as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if:

                o the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

                o we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

                o  either

                   oo one pension trust owns more than 25% of the value of our shares or

                   oo a group of pension trusts individually holding more than
                      10% of the value of our shares collectively owns more than 50% of the value of our shares.

Taxation of Non-U.S. Shareholders

         The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the common shares, including any reporting requirements.

         A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless either:

                o a lower treaty rate applies and the non-U.S. shareholder files the required form evidencing eligibility for that reduced rate with us; or

                o the non-U.S. shareholder files the required form with us claiming that the distribution is effectively connected income.

         A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of its common shares. Instead, the distribution will reduce the adjusted basis of those common shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of our common shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of our common shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

         We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

         For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from its sale or exchange of "U.S. real property interests" under special provisions of the federal income tax laws known as "FIRPTA." The term "U.S. real property interests" includes interests in real property and shares in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on this distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against our tax liability for the amount we withhold.

         A non-U.S. shareholder generally will not incur tax under FIRPTA as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the common shares at all times during a specified testing period will not incur tax under FIRPTA if the common shares are "regularly traded" on an established securities market. If the gain on the sale of the common shares were taxed under FIRPTA, a non-U.S. shareholder would be taxed on that gain in the same manner as U.S. shareholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if:

                o the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or

                o the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States,

in which case the non-U.S. shareholder will incur a 30% tax on his or her capital gains.

State and Local Taxes

         We and/or our shareholders may be subject to taxation by various states and localities, including those in which we or a shareholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the common shares.

                                  UNDERWRITING

         Friedman, Billings, Ramsey & Co., Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common shares is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters must take and pay for all of the common shares offered, other than those covered by the over-allotment option described below, if any of these shares are taken.

Underwriter                                             Number of Shares
-----------                                             ----------------
Friedman, Billings, Ramsey & Co., Inc......
U.S. Bancorp Piper Jaffray Inc.............

  Total......................................

         The following table shows the per share and total underwriting discount we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 420,000 additional common shares.

                                            No Exercise          Full Exercise
                                            -----------          -------------
Per Share........................     $                      $
  Total............................   $                      $

         The underwriters propose to offer our common shares directly to the public at $_____ per share and to certain dealers at such price less a concession not in excess of $_____ per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $____ per share to certain dealers.

         We expect to incur expenses of approximately $__________ in connection with this offering.

         We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 420,000 additional common shares to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the common shares covered by their option exercise.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

         In connection with the offering, the underwriters may engage in certain transactions that stabilize the price of our common shares. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common shares. If the underwriters create a short position in our common shares in connection with the offering, that is, if they sell more than 2,800,000 shares, the underwriters may reduce that short position by purchasing our common shares in the open market. In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

         Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once begun, will not be discontinued without notice.

         One of the representatives, Friedman Billings Ramsey, has provided, and each of the representatives and their affiliates may in the future provide us with investment banking or other services. Friedman Billings Ramsey received, and the representatives may in the future receive, customary compensation for these services. Entities associated with Friedman Billings Ramsey beneficially own 344,575 common shares, or 5.4% of our outstanding common shares and hold warrants to purchase 141,667 common shares at an exercise price of $15.00. These warrants are currently exercisable, and terminate January 14, 2003. We registered the common shares underlying the warrants for resale. During the warrant exercise term, the warrant holder is given the opportunity to profit from a rise in market price of the common shares. To the extent that the warrants are exercised, our common shareholders' interests may be diluted. In addition, the terms upon which we will be able to obtain additional equity capital may be adversely affected because the holders of the warrants can be expected to exercise them at a time when we likely would be able to obtain any needed capital on terms more favorable than those provided in the warrants.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years ended December 31, 2000, included in this prospectus, have been audited by Grant Thornton LLP, independent certified public accountants, whose report is included in this prospectus and given upon their authority as experts in accounting and auditing.

         Our consolidated financial statements as of December 31, 1999 and 1998 and for each of the years ended December 31, 1999 and 1998 and for the period from August 20, 1997 (date of inception) through December 31, 1997, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Grant Thornton LLP, whose report is incorporated by such reference in this prospectus and given upon their authority as experts in accounting and auditing.


                                 LEGAL OPINIONS

         Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, will issue an opinion about the legality of the common shares we offer. In addition, the description of federal income tax consequences in "Federal Income Tax Consequences of Our Status as a REIT" is based upon an opinion of Ledgewood Law Firm, P.C. Certain legal matters relating to this offering will be passed upon for the underwriters by Hunton & Williams, Richmond, Virginia.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Our SEC filings are also available to the public on the SEC internet site at http://www.sec.gov.

         You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W. Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to documents we have filed with the SEC that are not included in this prospectus. The information incorporated by reference is considered part of this prospectus. We incorporate by reference the documents listed below:

                o our Annual Report on Form 10-K for the year ended December 31, 1999,

                o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, and

                o  our Current Report on Form 8-K dated April 7, 2000.

         You may request a copy of these filings, at no cost, by writing or telephoning:

                   RAIT Investment Trust
                   Attn: Ellen J. DiStefano
                   Vice President and Chief Financial Officer
                   1818 Market Street, 28th Floor
                   Philadelphia, Pennsylvania  19103
                   (215) 861-7900

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of our common shares in any state where the offer or solicitation is not authorized. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

         The statements that we make in this prospectus about the contents of any other documents are not necessarily complete, and are qualified in their entirety by referring you to the copy of that document, which is filed as an exhibit to our registration statement on Form S-2. You can obtain copies of these documents from the SEC or from us, as described above.

                        CONSOLIDATED FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Certified Public Accountants......................

Consolidated Balance Sheets at December 31, 2000 and 1999...............

Consolidated Statements of Income for the three years ended
     December 31, 2000..................................................

Consolidated Statements of Changes in Shareholders' Equity for the
     three years ended December 31, 2000................................

Consolidated Statements of Cash Flows for the three years ended
     December 31, 2000..................................................

Notes to Consolidated Financial Statements..............................

[Grant Thornton Letterhead]


Report of Independent Certified Public Accountants


Board of Trustees
RAIT Investment Trust

We have audited the accompanying consolidated balance sheets of RAIT Investment Trust and Subsidiaries (formerly Resource Asset Investment Trust) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RAIT Investment Trust and Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP
----------------------

Philadelphia, Pennsylvania
January 24, 2001

                              RAIT INVESTMENT TRUST
                                and Subsidiaries
                           Consolidated Balance Sheets

                                                                                                                December 31,
                                                                                                    --------------------------------
                                                                                                         2000               1999
                                                                                                         ----               ----
ASSETS
Cash  and cash equivalents                                                                          $   7,407,988      $  11,323,301
Restricted cash                                                                                         7,954,688          5,283,886
Tenant escrows                                                                                            222,371            164,378
Accrued interest receivable                                                                             3,011,496          1,544,984
Investments in real estate loans, net                                                                 140,724,787        160,485,767
Investments in real estate, net                                                                       107,907,967         89,936,339
Furniture, fixtures and equipment, net                                                                     49,007             88,243
Prepaid expenses and other assets                                                                       1,862,482          1,001,775
Goodwill, net                                                                                             979,667                 --
                                                                                                    -------------      -------------
     Total assets                                                                                   $ 270,120,453      $ 269,828,673
                                                                                                    =============      =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities                                                            $     686,760      $     332,040
Accrued interest payable                                                                                1,663,631          1,033,484
Deferred interest payable                                                                                 880,347            788,841
Tenant security deposits                                                                                  493,096            270,908
Borrowers' escrows                                                                                      8,093,099          5,308,136
Deferred income                                                                                           492,588            693,162
Senior indebtedness secured by real estate underlying the Company's wraparound
    loans                                                                                              54,286,388         78,478,730
Long-term debt secured by real estate owned                                                            94,147,937         82,685,074
Secured line of credit                                                                                 20,000,000         14,000,000
                                                                                                    -------------      -------------
    Total liabilities                                                                                 180,743,846        183,590,375

Minority interest                                                                                       2,701,493                 --

Shareholders' equity:

Preferred shares, $.01 par value; 25,000,000 authorized shares                                                 --                 --
Common shares, $.01 par value; 200,000,000 authorized shares; issued and
outstanding, 6,310,242 and 6,199,126 shares, respectively                                                  63,102             61,991
Additional paid-in capital                                                                             87,316,637         86,159,238
(Accumulated deficit)/retained earnings                                                                  (704,625)            17,069
                                                                                                    -------------      -------------
             Total shareholders' equity                                                                86,675,114         86,238,298
                                                                                                    -------------      -------------
Total liabilities and shareholders' equity                                                          $ 270,120,453      $ 269,828,673
                                                                                                    =============      =============

        The accompanying notes are an integral part of these consolidated financial statements

                              RAIT INVESTMENT TRUST
                                and Subsidiaries
                        Consolidated Statements of Income

                                                                         For the year ended December 31,
                                                           ----------------------------------------------------------
                                                               2000                  1999                    1998
                                                               ----                  ----                    ----
REVENUES
Mortgage interest income                                   $18,274,567             $20,011,207            $10,544,689
Rental income                                               18,305,725              12,386,251              4,609,534
Fee income and other                                         1,420,117                 684,207                153,440
Investment income                                              548,322                 311,631                928,448
Gain on sale of loan/participation                                  --                 131,125                940,448
Income from loan satisfaction                                       --                 597,742                     --
                                                           -----------             -----------            -----------
    Total revenues                                          38,548,731              34,122,163             17,176,559

COSTS AND EXPENSES
Interest                                                    12,777,804              11,104,947              4,309,248
Property operating expenses                                  8,607,170               6,344,473              2,348,386
Salaries and related benefits                                1,488,390               1,407,955                865,638
General and administrative                                     637,060                 433,239                232,682
Depreciation and amortization                                2,908,623               1,887,560                795,577
Provision for loan losses                                           --                      --                226,157
                                                           -----------             -----------            -----------
    Total costs and expenses                                26,419,047              21,178,174              8,777,688
                                                            ----------             -----------            -----------


Net income before minority interest                        $12,129,684             $12,943,989            $ 8,398,871

Minority interest                                             (74,959)                  17,761                 74,935
                                                           -----------             -----------            -----------

Net income                                                 $12,054,725             $12,961,750           $  8,473,806
                                                           ===========             ===========           ============

Net income per common share--basic                         $      1.93             $      2.10           $       1.82
                                                           ===========             ===========            ===========

Weighted average common shares
outstanding--basic                                           6,251,828               6,168,248              4,655,633
                                                           ===========             ===========            ===========


Net income per common share--diluted                       $      1.92             $      2.09            $      1.81
                                                           ===========             ===========            ===========

Weighted average common shares
outstanding--diluted                                         6,265,922               6,192,656              4,685,229
                                                           ===========             ===========            ===========

        The accompanying notes are an integral part of these consolidated financial statements

                              RAIT INVESTMENT TRUST
                                and Subsidiaries
           Consolidated Statements of Changes in Shareholders' Equity
                   For the Three Years Ended December 31, 2000

                                                                                        (Accumulated           Total
                                      Preferred       Common         Additional           deficit)/        shareholders'
                                         stock         stock       paid-in capital    retained earnings        equity
                                      -----------     -------      ---------------    -----------------    -------------
Balance, January 1, 1998              $       ---     $     1       $        999        $    (45,617)     $    (44,617)
Issuance of common shares,
   net of expenses                            ---      61,653         85,816,333                 ---        85,877,986
Net income                                    ---         ---                ---           8,473,806         8,473,806
Dividends                                     ---         ---                ---          (8,788,716)       (8,788,716)
                                      -----------     -------       ------------        ------------      ------------
Balance, December 31, 1998                             61,654         85,817,332            (360,527)       85,518,459
                                      -----------     -------       ------------        ------------      ------------
Net income                                    ---         ---                ---          12,961,750        12,961,750
Dividends                                     ---         337            341,906         (12,584,154)      (12,241,911)
                                      -----------     -------       ------------        ------------      ------------
Balance, December 31, 1999                    ---      61,991         86,159,238              17,069        86,238,298
                                      -----------     -------       ------------        ------------      ------------
Net income                                    ---         ---                ---          12,054,725        12,054,725
Dividends                                     ---         464            471,597         (12,776,419)      (12,304,358)
Stock options exercised                       ---         522            539,052                 ---           539,574
Common shares issued                                      125            146,750                 ---           146,875
                                      -----------     -------       ------------        ------------      ------------
Balance, December 31, 2000            $       ---     $63,102       $ 87,316,637        $   (704,625)    $  86,675,114
                                      ===========     =======       ============        ============     =============

        The accompanying notes are an integral part of these consolidated financial statements

                              RAIT INVESTMENT TRUST
                                and Subsidiaries
                      Consolidated Statements of Cash Flows

                                                                                      For the year ended December 31,
                                                                         ---------------------------------------------------------
                                                                              2000                  1999                 1998
                                                                              ----                  ----                 ----
Cash flows from operating activities:
    Net Income                                                           $  12,054,725          $ 12,961,750         $ $8,473,806
      Adjustments to reconcile net income to net
          cash provided by operating activities:
      Gain on sale of loan/loan participation                                      ---              (131,125)            (940,448)
      Income from loan satisfaction                                                ---              (597,742)                 ---
      Minority interest                                                         74,959               (17,761)             (74,935)
      Depreciation and amortization                                          2,908,623             1,887,560              795,577
      Provision for loan losses                                                    ---                   ---              226,157
      Amortization of original issue discount                                      ---                   ---              (5,001)
      Accretion of loan discounts                                            (213,474)            (3,206,162)            (249,696)
      Increase in tenant escrows                                              (57,993)              (164,378)                 ---
      Increase in accrued interest receivable                                (949,012)              (487,065)          (1,057,919)
      Increase in prepaid expenses and other assets                          (819,732)              (461,064)            (512,340)
      Increase in accounts payable and accrued liabilities                     152,306               189,973               33,544
      Increase in accrued interest payable                                     630,147               359,437              674,047
      Increase in deferred interest payable                                     91,506               673,273              115,568
      Increase in tenant security deposits                                     222,188               126,078              144,830
      (Decrease) increase in deferred income                                 (200,574)               669,162                  ---
      Increase (decrease) in borrowers' escrows                                146,661              (394,154)             418,402
                                                                         -------------          ------------         ------------
         Net cash provided by operating activities                          14,040,330            11,407,782            8,041,592
                                                                         -------------          ------------         ------------

Cash flows from investing activities:
      Purchase of furniture, fixtures and equipment                            (35,074)               (5,460)            (117,712)
      Real estate loans purchased                                           (1,850,000)          (24,005,000)         (79,461,384)
      Real estate loans originated                                         (37,840,982)          (37,159,648)         (40,986,200)
      Proceeds from sale of loan/loan participation                                ---             2,481,782            4,000,000
      Principal repayments from real estate loans                           17,106,519            28,768,535           38,412,212
      Purchase of real estate and improvements                              (6,052,358)           (3,976,651)          (2,406,220)
      Cash paid for asset acquisition                                         (630,378)                  ---                  ---
      Other                                                                        ---                   ---               92,698
                                                                         -------------          ------------         ------------
         Net cash used in investing activities                             (29,302,173)          (33,896,442)         (80,466,606)
                                                                         -------------          ------------         ------------

Cash flows from financing activities:
      Advances on secured line of credit                                     6,000,000            14,000,000                  ---
      Issuance of common stock, net                                            539,574                   ---           85,877,986
      Payment of cash dividends                                            (12,304,358)          (12,241,911)          (8,788,716)
      Principal repayments on senior indebtedness                          (12,392,394)             (374,941)            (335,780)
      Principal repayments on long-term debt                                  (696,292)             (443,078)            (416,810)
      Proceeds of long-term debt                                            30,200,000            27,860,225            1,100,000
                                                                         -------------          ------------         ------------
         Net cash provided by financing activities                          11,346,530            28,800,295           77,436,680
                                                                         -------------          ------------         ------------

Net change in cash and cash equivalents                                     (3,915,313)            6,311,635            5,011,666
                                                                         -------------          ------------         ------------

Cash and cash equivalents, beginning of period                              11,323,301             5,011,666                  ---
                                                                         -------------          ------------         ------------

Cash and cash equivalents, end of period                                 $   7,407,988          $ 11,323,301         $  5,011,666
                                                                         =============          ============         ============

Noncash items:
Stock issued for asset acquisition                                       $     146,875          $        ---         $        ---
                                                                         =============          ============         ============

        The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 -- FORMATION AND BUSINESS ACTIVITY

RAIT Investment Trust (the "Company" or "RAIT"), together with its wholly-owned subsidiaries, RAIT Partnership, L.P. (the "Operating Partnership"), RAIT General, Inc. (the "General Partner"), the General Partner of the Operating Partnership, and RAIT Limited, Inc. (the "Initial Limited Partner"), the Initial Limited Partner of the Operating Partnership, (together the "Company") were each formed in August 1997. RAIT, the General Partner and the Initial Limited Partner were organized in Maryland, and the Operating Partnership was organized as a Delaware limited partnership. In September 2000, the Company changed its name from Resource Asset Investment Trust to RAIT Investment Trust.

The Company's principal business activity is to provide or acquire loans (or participation interests in such loans) secured by mortgages on commercial real property or similar instruments in situations that, generally, do not conform to the underwriting standards of institutional lenders or sources that provide financing through securitization. The Company emphasizes subordinated (or "mezzanine") financing, including wraparound financing, with principal amounts generally between $2.0 million and $30.0 million. The Company also provides short-term bridge financing in excess of the targeted size range where the borrower has committed to obtain take-out financing (or the Company believes that it can arrange such financing) to reduce the Company's investment to an amount within the targeted size range. The Company also acquires real properties, or interests therein. The Operating Partnership undertakes the business of the Company, including the origination and acquisition of financing and the acquisition of property interests.

The Company principally competes with banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, investment bankers, and other public or private real estate investment trusts for origination or acquisition of real estate loans.

The Company emphasizes financing with respect to properties located in metropolitan areas of the United States, and has identified certain areas in which it may concentrate its investments, particularly the Philadelphia, Pennsylvania metropolitan area (three properties owned and 14 properties underlying loans as of December 31, 2000 and two properties owned and 14 properties underlying loans as of December 31, 1999 were located in this area) and in the Baltimore/Washington, D.C. corridor (one property owned and six properties underlying loans as of December 31, 2000 and one property owned and five properties underlying loans at December 31, 1999) related to properties located in this area.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the

Company, its wholly owned subsidiary, RAIT Capital Corp., and its majority-owned subsidiaries, OSEB Associates L.P. and Stobba Associates, L.P. All material intercompany balances and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

The principal estimate that is particularly susceptible to significant change in the near term relates to the allowance for loan losses. The evaluation of the adequacy of the provision for loan losses includes an analysis of the individual investment in real estate loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, and current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views on applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. On June 26, 2000, the SEC issued SAB 101B to defer the effective date of implementation of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 31, 1999. The Company adopted SAB 101 on October 1, 2000. The Company does not anticipate the adoption of SAB 101 will have a material impact on the consolidated financial statements.

The Company follows the disclosure provisions of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Under current conditions, the Company is reporting in one operating segment.

Investments in Real Estate Loans

Investments in real estate loans consists of loans that are originated at par or acquired at face value ("Par Loans") and certain mortgage loans, for which the borrower is not current as to original contractual principal and interest payments, that are acquired at a discount from both the face value of the loan and the appraised value of the property underlying the loan ("Discounted Loans"). For Discounted Loans, the difference between the Company's cost basis in the loan and the appraised value of the underlying property (up to the amount of the loan) is accreted into interest income over the estimated life of the loan using a method that approximates the level interest method. Projected cash flows and appraised values of the property are reviewed on a regular basis and changes to the projected amounts reduce or increase the amounts accreted into interest income over the remaining life of the loan. The Company has the ability and the intent to hold these loans to maturity.

Par Loans are originated or purchased at face value and are stated at amortized cost, less any provision for loan losses, because the Company has the ability and the intent to hold them for the foreseeable future or until maturity or payoff. Interest income is accrued as it is earned. In some instances, the borrower pays additional interest ("points") at the time the loan is closed. The points are recognized over the term of the loan to which it relates. The Company will place loans on non-accrual status after being delinquent greater than 89 days, or earlier if the borrower is deemed by management to be unable to continue performance. When a loan is placed on non-accrual status, interest accrued but not received is reversed out of current year income or the allowance for loan losses in relation to the period recognized. While a loan is on non-accrual status, interest is recognized only as cash is received. Loans are returned to accrual status only when the loan is reinstated and ultimate collectibility of future interest is no longer in doubt (none of the Company's loans is on non-accrual status). Gains and losses on disposal of such assets are computed on a specific identification basis.

Management's periodic evaluation of the adequacy of the provision for loan losses is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions and trends. Such estimates are susceptible to change, and actual losses on specific loans may vary from estimated losses. The provision for loan losses will be increased by charges to income and decreased by charge-offs (net of recoveries).

The Company accounts for the impairment of loans under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan: Income Recognition and Disclosures." These statements require that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. At December 31, 2000 and 1999, the Company had no such loans.

In September 2000, the Financial Accounting Standards Board adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No.125, "Accounting for Transfers and Servicing of Financial Asset and Extinguishments of Liabilities."

SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. This new standard also requires certain disclosures, but carries over most of the provisions of SFAS
125. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. However, for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral, this statement is effective for fiscal years ending after December 15, 2000 (with earlier application not allowed) and is to be applied prospectively. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

Investments in Real Estate

Investments in real estate are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over an estimated useful life of 39 years (non-residential) and 27.5 years (residential). The Company reviews its investments in real estate for impairment as defined in SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Derivative Financial Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," and in June 2000 by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, SFAS 133), requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS 133, an entity may designate a derivative as a hedge of exposure to changes in: (a) fair value of a recognized asset or liability or firm commitment, (b) cash flows of a recognized or forecasted transaction, or (c) foreign currencies of a net investment in foreign operations, firm commitments, available-for-sale securities or a forecasted transaction. Depending upon the effectiveness of the hedge and/or the transaction being hedged, any changes in the fair value of the derivative instrument is recognized in earnings in the current year, deferred to future periods, or recognized in other comprehensive income. Changes in the fair value of all derivative instruments not recognized as hedge accounting are recognized in current year earnings. SFAS 133 is required for all fiscal quarters or fiscal years beginning after June 15, 2000. The Company adopted SFAS 133 effective January 1, 2001. No adjustment was required as a result of the change in accounting principle.

Restricted Cash and Borrowers' Escrows

Restricted cash and borrowers' escrows represent borrowers' funds held by the Company to fund certain expenditures or to be released at the Company's discretion upon the occurrence of certain pre-specified events, and to serve as additional collateral for the loans.

Depreciation and Amortization

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over an estimated useful life of five years. Leasehold improvements are amortized using the straight-line method over the life of the related lease.

Goodwill, which resulted from the Pinnacle Capital Group acquisition, is being amortized using the straight-line method over 15 years.

Stock Option Plans

The Company accounts for its stock option grants under the provisions of FASB No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, and measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS No. 123 had been applied. The Company accounts for its stock options under APB Opinion No. 25.

Federal Income Taxes

The Company qualifies and has elected to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 1998. If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its taxable income that is distributed to its shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income.

Earnings per Share

The Company follows the provisions of SFAS No. 128, "Earnings per Share." This statement eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share ("EPS") in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shares by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. EPS is computed based on the weighted average number of shares of common stock outstanding.

Consolidated Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include non-interest earning deposits and interest earning deposits. Cash paid for interest was $11.8 million, $9.9 million and $3.5 million for the years ended December 31, 2000, 1999 and 1998, respectively. Senior indebtedness incurred in conjunction with the acquisition and origination of real estate loans was $30.0 million, $34.5 million and $49.7 million for the years ended December 31, 2000, 1999 and 1998, respectively. Long-term debt assumed in conjunction with the acquisition of an investment in real estate was $11.8 million, $860,000 and $66.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

During 1999, the Company converted two loans with a combined book value of $19.5 million to a 100% equity interest in a property with an appraised value of $20.1 million, which resulted in income from loan satisfaction of approximately $600,000.

NOTE 3 -- INVESTMENTS IN REAL ESTATE LOANS

The Company's portfolio of investments in real estate loans consisted of the following:

                                                                                           December 31,
                                                                              --------------------------------------
                                                                                  2000                     1999
                                                                                  ----                     ----
Long-term first mortgages and senior loan participations............          $ 10,753,177            $  11,030,530
Mezzanine (including wraparound) loans..............................            94,429,557              115,762,704
Short-term bridge loans.............................................            35,718,449               33,860,161
Loan costs                                                                          49,761                   58,529
Less: Provision for loan losses.....................................              (226,157)                (226,157)
                                                                              ------------            -------------
     Investments in real estate loans...............................           140,724,787              160,485,767
                                                                              ------------            -------------

Less: Senior indebtedness secured by real estate
     underlying the Company's wraparound loans......................           (54,286,388)             (78,478,730)
                                                                              ------------             ------------
     Net investments in real estate loans...........................          $ 86,438,399             $ 82,007,037
                                                                              ============             ============

The following is a summary description of the assets contained in the Company's portfolio of investments in real estate loans as of December 31, 2000:

Type of Loan                                                            Average loan-                     Range of
                                                    Number of loans       to-value      Yield range      maturities
                                                    ---------------     -------------   -----------    ---------------
Long-term first mortgages and senior loan
    participations..................................        6                43%           11-16%      3/28/01-7/14/09
Mezzanine (including wraparound
    loans...........................................       15                83%           10-30%     12/27/01-1/31/09
Short-term bridge loans.............................        5                86%           14-35%      3/16/01-7/11/01

At December 31, 2000, approximately $67.7 million in principal amount of the loans were secured by multi-family residential properties and $73.2 million in principal amount of the loans were secured by commercial properties. At December 31, 1999, approximately $60.1 million in principal amount of the loans were secured by multi-family residential properties and $100.5 million in principal amount were secured by commercial properties.

As of December 31, 2000, ten of the Company's purchased loans (ten at December 31, 1999) were still subject to forbearance agreements or other contractual restructurings that existed at the time the Company acquired the loans. During the year ended December 31, 2000, all payments under the agreements were timely made and all borrowers were otherwise in full compliance with the terms of the agreements. The remaining 16 loans in the Company's portfolio were performing in accordance with their terms as originally underwritten by the Company and were current as to payments as of December 31, 2000.

As of December 31, 2000 and 1999, senior indebtedness secured by real estate underlying the Company's wraparound loans consisted of the following:

                                                                                          2000                   1999
                                                                                          ----                   ----
Loan payable, secured by real estate, monthly installments of $13,789,
including interest at 7.08%, remaining principal due December 1, 2008                   $1,880,372           $ 1,909,721

Loan payable, secured by real estate, monthly installments of $17,051,
including interest at 6.83%, remaining principal due December 1, 2008                    2,375,281             2,413,958

Loan payable, secured by real estate, monthly installments of $10,070,
including interest at 6.83%, remaining principal due December 1, 2008                    1,509,640             1,525,356

Loan payable, secured by real estate, monthly installments of $80,427,
including interest at 6.95%, remaining principal due July 1, 2008                       11,833,389            11,970,859

Loan payable, secured by real estate, monthly installments of $28,090,
including interest at 6.82%, remaining principal due November 1, 2008                    4,201,677             4,250,351

Loan payable, secured by real estate, monthly installments of $72,005,
including interest at 7.55%, remaining principal due December 1, 2008                    9,754,779             9,877,287

Loan payable, secured by Company's interest in first mortgage bridge loan of
$17,576,712, interest only at 8.25% due monthly, principal balance due
May 31, 2000                                                                                  ----            12,000,000

Loan payable, secured by real estate, monthly installments of $249,497,
including interest at 7.625%, remaining principal due November 1, 2007                        ----            34,531,198

Loan payable, secured by real estate, monthly installments of principal and interest based on an amortization schedule of 25 years, including interest at
LIBOR (London interbank offered rates) plus 135 basis points (8.06% at December
31, 2000), remaining principal due September 15, 2007                                   10,968,835                  ----

                                                                                            2000                   1999
                                                                                            ----                   ----
Loan payable, secured by real estate, interest only at LIBOR plus 200 basis points with a ceiling of 10% and a floor of 8.6% (8.71% at December
31, 2000), principal due September 30, 2002                                                762,415                  ----

Loan payable, secured by Company's interest in first mortgage bridge loan of
$14,000,000, interest only at 9.5%, principal balance due July 29, 2001                  9,000,000                  ----

Loan payable, secured by Company's interest in mezzanine loan of $3,000,000, monthly principal payments of $34,483 plus interest at 10%,
due November 2, 2005                                                                     2,000,000                  ----
                                                                                      ------------           -----------
                                                                                      $ 54,286,388           $78,478,730
                                                                                      ============           ===========

As of December 31, 2000, the senior indebtedness secured by real estate underlying the Company's wraparound loans maturing over the next five years, and the aggregate indebtedness maturing thereafter is as follows:

                                 2001         $ 9,879,465
                                 2002           1,752,160
                                 2003           1,034,282
                                 2004           1,082,294
                                 2005           1,134,055
                                 Thereafter    39,404,132
                                              -----------
                                              $54,286,388
                                              ===========

NOTE 4 -- INVESTMENTS IN REAL ESTATE

         Investments in real estate are comprised of the following:

                                                            December 31,
                                                   -----------------------------
                                                       2000             1999
                                                       ----             ----

Land                                               $ 12,162,187     $ 7,169,710
Office buildings and improvements                    65,748,199      65,065,326
Apartment buildings(1)                               35,332,015      20,169,320
                                                   ------------     -----------
     Subtotal                                       113,242,401      92,404,356
Less: Accumulated depreciation                       (5,334,434)     (2,468,017)
                                                   ------------     -----------
     Investments in real estate, net               $107,907,967     $89,936,339
                                                   ============     ===========

----------------------
(1) Includes $1.5 million investment, or 25% interest, in a limited liability company, which owns an apartment building.

Included in office buildings and improvements and apartment buildings are escrow balances totaling $2.6 million at both December 31, 2000 and 1999, which represent escrows for real estate taxes, insurance premiums, repair and replacement, tenant improvements and leasing commissions reserves.

As of December 31, 2000 and 1999, long-term debt secured by the Company's above referenced real estate investments consisted of the following:

                                                                                               2000                 1999
                                                                                               ----                 ----
Loan payable, secured by real estate, monthly installments of $8,008,
including interest at 7.33%, remaining principal due August 1, 2008                         $ 1,060,893         $ 1,078,418

Loan payable, secured by real estate, monthly installments of
$288,314, including interest at 6.85%, remaining principal due
August1, 2008(1)                                                                             42,983,066          43,440,360

Loan payable, secured by real estate, monthly payments of interest
only at 10%, principal due August 1, 2008(1)                                                  5,048,287           4,860,161

Loan payable, secured by partnership interests in a real estate partnership, monthly payments of interest only at 8.19%, additional interest of 3.81% is deferred and payable from net cash flow, principal
and deferred interest due September 1, 2008(1)                                               18,496,262          18,306,135

Loan payable, secured by real estate, monthly installments of $107,255,
including interest at 7.73%, remaining principal due December 1, 2009                        14,867,827          15,000,000

Loan payable, secured by real estate, monthly payments of $87,960,
including interest at 8.367%, remaining principal due March 11, 2028                         11,691,602                ----
                                                                                            -----------         -----------
                                                                                            $94,147,937         $82,685,074
                                                                                            ===========         ===========

--------------------------
(1) These loans from RAI all relate to a single investment in real estate.
(2) As an inducement to pay interest at 8.36% from April 11, 1998 onward, rather than 7.89%, the Company received a buy-up premium of $418,482 (balance of $329,123 at December 31, 2000) which is amortized over the term of the underlying debt.

As of December 31, 2000, the amount of long-term debt secured by the Company's above-referenced real estate investments that mature over the next five years, and the aggregate indebtedness maturing thereafter, is as follows:

                  2001                 $   783,322
                  2002                     842,171
                  2003                     905,458
                  2004                     973,519
                  2005                   1,046,714
            Thereafter                  89,596,753
                                       -----------
                                       $94,147,937
                                       ===========

Expenditures for repairs and maintenance are charged to operations as incurred. Significant renovations are capitalized. Fees and costs incurred in the successful negotiation of leases are deferred and amortized on a straight-line basis over the terms of the respective leases. Rental revenue is reported on a straight-line basis over the terms of the respective leases. Depreciation expense relating to the Company's real estate investments for the years ended December 31, 2000, 1999 and 1998 was $2.9 million, $1.9 million and $800,000, respectively.

The Company leases space in the buildings it owns to several tenants. Approximate future minimum lease payments under noncancellable leasing arrangements as of December 31, 2000 are as follows:

                  2001                     $10,672,468
                  2002                       9,386,946
                  2003                       8,394,346
                  2004                       8,154,655
                  2005                       7,059,248
            Thereafter                      24,040,776
                                           -----------
                                           $67,708,439
                                           ===========

NOTE 5-- ACQUISITION

In August 2000, the Company formed a wholly-owned subsidiary, RAIT Capital Corp., t/a Pinnacle Capital Group, which acquired the net assets of Pinnacle Capital Group, a first mortgage conduit lender. The Company acquired Pinnacle for consideration of $980,000, which included the issuance of 12,500 of the Company's common shares and paid cash of approximately $800,000. The excess of consideration paid over net assets acquired of $979,000 is reflected on the Company's consolidated balance sheet as goodwill and is being amortized on a straight-line basis over a period of 15 years.

NOTE 6 -- SECURED LINE OF CREDIT

In April 1999, the Company established a $20.0 million secured line of credit bearing interest at The Wall Street Journal prime rate. The facility has a two-year term with annual one-year extension options, and an 11-month non-renewal notice requirement. The line of credit is secured by the Company's long-term first mortgages and senior loan participations, and one short-term bridge loan. As of December 31, 2000 and 1999, $20.0 million and $14.0 million, respectively, was outstanding on the line of credit at 9.5% and 8.5%, respectively, interest due monthly.

NOTE 7 -- SHAREHOLDERS' EQUITY

The Company filed a registration statement with respect to the public offering and sale of 2,833,334 common shares that became effective January 8, 1998. The public offering closed on January 14, 1998. In conjunction with the public offering, Resource America, Inc. ("RAI") purchased 500,000 common shares, as sponsor of the Company, at a price of $13.95, which was the offering price net of underwriting discounts. The initial public offering price of the common shares was $15.00. The net proceeds received by the Company in connection with the public offering were approximately $44.4 million. Total offering costs approximated $5.3 million, including underwriting discounts.

The Company issued warrants to purchase 141,667 common shares to the underwriters at an exercise price of $15.00, the initial offering price. The warrants are exercisable for a period of four years commencing on January 14, 1999.

The Company filed a second registration statement with respect to the public offering and sale of 2,800,000 common shares that became effective June 23, 1998. The public offering closed on June 29, 1998. The offering price of the common shares was $15.75. The net proceeds received by the Company in connection with the public offering were approximately $41.1 million. Total offering costs approximated $2.5 million, including underwriting discounts.

On July 24, 1998, the underwriters exercised their over-allotment option to purchase, at the initial offering price less underwriting discounts and commissions, 31,900 common shares. The net proceeds received by the Company in connection with the exercise of the over-allotment option were approximately $475,000.

NOTE 8 -- 401(K) PROFIT SHARING PLAN

The Company has a 401(k) savings plan covering substantially all employees. Under the plan, the Company matches 75% of employee contributions for all participants. Contributions made by the Company were approximately $30,000 for the year ended December 31, 2000 and $9,000 for both years ended December 31, 1999 and 1998.

NOTE 9 -- EARNINGS PER SHARE

The Company's calculation of earnings per share in accordance with SFAS No. 128 is as follows:

                                                                                   Year ended December 31, 2000
                                                                     ------------------------------------------------------
                                                                        Income                 Shares            Per share
                                                                     (numerator)           (denominator)           amount
                                                                     -----------           -------------         ---------
Basic earnings per share
      Net income available to common shareholders......              $12,054,725               6,251,828          $  1.93
Effect of dilutive securities
Options................................................                      ---                  14,094            (0.01)
                                                                     -----------               ---------          -------
Net income available to common shareholders
      plus assumed conversions.........................              $12,054,725               6,265,922          $  1.92
                                                                     ===========               =========          =======

Options to purchase 396,500 shares at $15.00 per share and warrants to purchase 141,667 shares at $15.00 per share were outstanding during 2000. They were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

                                                                                        Year ended December 31, 1999
                                                                           ------------------------------------------------------
                                                                             Income                   Shares            Per share
                                                                           (numerator)            (denominator)           amount
                                                                           -----------            -------------         ---------
Basic earnings per share
      Net income available to common shareholders                          $12,961,750               6,168,248           $ 2.10
Effect of dilutive securities
Options..............................................                              ---                  24,408            (0.01)
                                                                           -----------               ---------           ------
Net income available to common shareholders
      plus assumed conversions.......................                      $12,961,750               6,192,656           $ 2.09
                                                                           ===========               =========           ======

Options to purchase 387,500 shares at $15.00 per share and warrants to purchase 141,667 shares at $15.00 per share were outstanding during 1999. They were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

                                                                                        Year ended December 31, 1998
                                                                          -----------------------------------------------------
                                                                            Income                   Shares          Per share
                                                                          (numerator)             (denominator)        amount
                                                                          -----------             -------------      ---------
Basic earnings per share
      Net income available to common shareholders........                 $8,473,806                4,655,633          $ 1.82
Effect of dilutive securities
Options..................................................                        ---                   29,208           (0.01)
Warrants.................................................                        ---                    1,403             ---
                                                                          ----------                ---------           -----
Net income available to common shareholders
      plus assumed conversions...........................                 $8,473,806                4,686,244          $ 1.81
                                                                          ==========                =========          ======

NOTE 10 -- OPTION PLAN

The Company has adopted a qualified share option plan (the "Option Plan"). The maximum aggregate number of common shares that may be issued pursuant to options granted under the Option Plan is 800,000. The purpose of the Option Plan is to provide a means of performance-based incentive compensation for the Company's key employees.

The Company has granted to certain of its officers options to acquire an aggregate of 385,000 common shares at an exercise price of $15.00 per share. The options are not exercisable immediately; rather, 25% of each option becomes exercisable on each January 14 during the period 1999 through 2002. The options will terminate on January 14, 2008. The Company has also granted to its trustees who are not executive officers options to acquire an aggregate of 2,500 common shares under substantially the same terms, except that the options were immediately exercisable.

The Company issued to the underwriters of the public offering warrants to purchase up to 141,667 common shares at an exercise price of $15.00 per share.

On October 9, 1998, the Company granted to certain of its officers options to acquire an aggregate of 62,500 common shares at an exercise price of $9.00 per share. The options are not exercisable immediately; rather, 25% of each option becomes exercisable on each October 9 during the period 1999 through 2002. The options will terminate on October 9, 2008.

On November 9, 1999, the Company granted to its officers and trustees options to acquire an aggregate of 180,000 common shares at an exercise price of $10.75 per share. The options are not exercisable immediately; rather 50% of each option becomes exercisable on each November 9 of 2000 and 2001. The options will terminate on November 9, 2009.

On November 1, 2000, the Company granted to certain officers options to acquire an aggregate of 85,000 common shares at an exercise price of $11.65 per share. The vesting of these options is: 30,000 options were exercisable immediately, 27,500 will become exercisable at the end of 2001 and 27,500 will become exercisable at the end of 2002. The options will terminate on January 14, 2008.

Had compensation cost for the Option Plan been determined based on the fair value of the options at the grant dates consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below.

                                                                    2000                 1999              1998
                                                                    ----                 ----              ----
         Net income                           As reported       $12,055,000          $12,962,000        $8,474,000
                                              Pro forma          11,097,000           12,457,000         8,048,000
         Net income per common share---       As reported              1.93                 2.10              1.82
              basic                           Pro forma                1.79                 2.02              1.73
         Net income per common share---       As reported              1.92                 2.09              1.81
              diluted                         Pro forma                1.78                 2.01              1.73

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 14.9%, 14.7% and 11.5%; expected volatility of 30%, 19% and 55%; risk-free interest rate of 5.80%, 6.09% and 5.29%; and expected lives of five years.

                                                        2000                             1999                        1998
                                               ------------------------         ----------------------    -----------------------
                                                               Weighted                       Weighted                   Weighted
                                                                average                       average                    average
                                                               exercise                       exercise                   exercise
                                               Shares            price           Shares         price      Shares         price
                                               ------          --------          ------       --------     ------        --------
Outstanding, January 1,.....................   630,000          $13.19          450,000        $14.17         ---

Granted....................................     85,000           11.65          180,000         10.75     450,000         $14.17
Exercised...................................   (52,175)          10.34             ---                       ---
Terminated..................................   (76,000)          15.00             ---                       ---
                                              --------          ------          -------        ------     -------         ------
Outstanding, December 31....................   586,825           12.99          630,000         13.19     450,000          14.17
                                              ========          ======          =======        ======     =======         ======
Options exercisable at
     December 31,...........................   281,663                          112,500                       ---
                                              ========                          =======                   =======
Weighted average fair value of
     options granted during year............                    $ 4.34                         $ 3.37                     $ 4.14
                                                                ======                         ======                     ======

                         Options  Outstanding                                          Options Exercisable
---------------------------------------------------------------------------  ---------------------------------------
                       Number           Weighted average        Weighted          Number
   Range of        outstanding at           remaining           average        outstanding at       Weighted average
exercise prices   December 31, 2000     contractual life     exercise price   December 31, 2000      exercise price
---------------   -----------------     ----------------     --------------   -----------------     -----------------
  $9.00-11.65          275,325             8.87 years            $10.71            125,163                $10.81
       $15.00          311,500             7.04 years            $15.00            156,500                $15.00
                       -------                                                     -------
                       586,825                                                     281,663
                       =======                                                     =======

NOTE 11 -- COMMITMENTS

Lease Obligations

In October 2000, the Company began sub-leasing office space under an anticipated operating lease with The Bancorp.com, Inc., whose Chief Executive Officer is, and whose Chairman is the son of, the Chairman and Chief Executive Officer of the Company, at an annual rental based upon the amount of square footage the Company occupies plus an allocation of common area expenses. The annual minimum rent is estimated to be as follows:

                  2001                      $  151,359
                  2002                         154,697
                  2003                         158,035
                  2004                         161,374
                  2005                         164,713
                  Thereafter                   792,403
                                            ----------
                     Total                  $1,582,581
                                            ==========

The lease expires in August 2010 with two five-year renewal options.

The Company terminated its sub-lease of office space with Hudson United Bancorp in September 2000. Rental expense was $82,000 for the year ended December 31, 2000, and $24,000 for both years ended December 31, 1999 and 1998.

In March 2000, the Company began sub-leasing suburban office space at an annual rental of $10,000. The sublease expires February 28, 2001 and contains automatic one-year renewal options.

Employment Agreements

The Company has entered into automatically renewing, one-year employment agreements with its Chairman and Chief Executive Officer. In the event of termination other than for cause, the contracted employee will receive a lump sum benefit equal to "average compensation," which is defined as the average compensation in the three most highly compensated years during the previous five years. In addition, upon termination, all options to acquire common shares vest on the later of the effective date of termination or six months after the options were granted.

Indemnification

The Company has indemnified the senior lender in three loans underlying the Company's wraparound loans from and against those items for which the senior lender customarily has recourse against the owner of the property, limited to fraud, misappropriation of rents, environmental obligations and other similar matters. The Company received substantially all of the proceeds from these loans.

NOTE 12 -- TRANSACTIONS WITH AFFILIATES

The Chairman and Chief Executive Officer of the Company is the spouse of the Chairman, Chief Executive Officer and President of RAI and a parent of a director of RAI. A trustee of the Company is her son, who is also a director and Senior Vice President of RAI.

During 2000 the Company engaged in the following transactions with RAI:

In May 2000, the Company purchased an interest held by RAI that is junior to one of the Company's existing loans for $1.8 million (face value plus accrued interest).

In June 2000, the Company received a payment of $300,000 for the termination of the Company's appreciation interest in one of the Initial Investments (as defined below).

         In September 2000, the Company and RAI executed an agreement of purchase and sale relating to two subordinate loans held by RAI in the original principal amounts of $18.3 million and $4.9 million. The purchase price for the loans is $20,000,000 plus an amount equal to the amortization on the senior financing on the property from September 30, 2000 until the closing of the transaction. In January 2001, the purchase agreement was amended to provide an interest abatement period on the $18.3 million loan, which bears interest at 12%, from October 1, 2000 to March 1, 2001 (the anticipated closing date). As a result of this transaction, management does not believe that any additional interest will be paid under this loan.

During 1999 the Company engaged in the following transactions with RAI:

The Company and RAI jointly acquired a loan at a purchase price of $14.6 million, $10.0 million (balance of $8.4 million and 10.0 million at December 31, 2000 and 1999, respectively) of which was contributed by the Company. The Company's interest is subordinate to the $64.5 million at December 31, 2000 ($58.6 million at December 31, 1999) interest of an unaffiliated party, but senior to RAI's interest.

The Company repurchased a $4.0 million junior lien interest from RAI for $4,135,000. This loan was converted to a property interest as of December 31, 1999.

The Company sold a $2.5 million first mortgage to RAI and recognized a gain on sale of $131,000.

The Company purchased from RAI two loans totaling $44.4 million (balance of $44.0 million at December 31, 1999), which included a $34.5 million (balance of $34.5 million at December 31,1999) senior lien interest of an unaffiliated party. Both loans were repaid in full by the borrower in February 2000.

During 1998, the Company engaged in the following transactions with RAI:

In connection with the Company's initial public offering, RAI acquired 15% of the Company's outstanding common shares and advanced approximately $1.6 million to the Company for organization, start-up and offering expenses. Simultaneously with the closing of the public offering, the Company purchased certain investments (the "Initial Investments") from RAI as described below. The Company anticipates that it will purchase additional investments from RAI subject to a maximum limit of 30% of the Company's investments, excluding the Initial Investments. The Company may also from time to time retain RAI to perform due diligence investigations on properties underlying proposed investments (except investments acquired from RAI).

The 12 Initial Investments were acquired from RAI at closing at an aggregate investment of approximately $18.1 million together with certain senior debt relating to four of the Initial Investments from third parties at a cost of approximately $2.5 million. Two of the Initial Investments were originated by the Company and were purchased from RAI at cost. Eight of the Initial Investments were acquired at a discount to the outstanding balance due from the borrower on the loan and to the appraised value of the underlying property.

The Company purchased senior lien interests in three loans from RAI at an aggregate purchase price of $18.0 million (balance of $7.4 million and $7.7 million at December 31, 2000 and 1999, respectively).

The Company and RAI jointly acquired a loan at a purchase price of $85.5 million, $10.0 million (balance of $10.8 million and $10.5 million as of December 31, 2000 and 1999, respectively) of which was contributed by the Company. The Company's interest is subordinate to the $69.5 million ($67.7 million and $68.5 million as of December 31, 2000 and 1999, respectively) interest of an unaffiliated party, but senior to RAI's interest.

The Company and RAI jointly originated a loan in the amount of $17.3 million, $4.0 million of which was contributed by the Company. The Company's interest is senior to RAI's interest and subordinate to the $12.2 million (balance of $11.8 million and $12.0 million as of December 31, 2000 and 1999, respectively) interest of an unaffiliated party.

The Company purchased an 89% interest in a limited partnership, which owns a property in Philadelphia, PA, for $750,000. The property was subject to a loan payable to RAI, existing at the time of the Company's acquisition of its interest, of approximately $65.0 million. The loan bore interest at 10%. The limited partnership obtained senior financing from an unaffiliated party in the original principal amount of $44.0 million ($43.0 million and $43.4 million at December 31, 2000 and 1999, respectively) to reduce the loan to approximately $22.9 million and to restructure it into two loans, one with an original principal balance of $18.4 million ($20.2 million and $19.5 million, including accrued and deferred interest, at December 31, 2000 and 1999, respectively) and the other with an original principal balance of $4.5 million ($5.0 million and $4.9 million at December 31, 2000 and 1999, respectively), both of which are subordinate to the senior financing.

The Company purchased a $5.8 million lien interest from RAI, which included a $1.8 million senior lien interest of an unaffiliated party. These interests were repaid in 1999.

The Company sold a $4.0 million junior lien interest to RAI and recognized a gain on sale of $940,000.

The Company anticipates that it will purchase and sell additional loans and lien interests in loans to and from RAI, and participate with it in other transactions.

Transactions with Other Affiliates:

Brandywine Construction & Management, Inc., an affiliate of RAI, provided real estate management services to two properties owned by the Company and 13 properties underlying the Company's loans at December 31, 2000 (two properties and 12 properties underlying the Company's loans at December 31, 1999). Management fees in the amount of $471,000 and $422,000 were paid to Brandywine for the years ended December 31, 2000 and 1999, respectively, relating to the properties owned by the Company.

The Company placed a portion of its temporary excess cash and restricted cash in short-term money market instruments with The Bancorp.com, Inc., whose Chief Executive Officer is, and whose Chairman is the son of, the Chairman and Chief Executive Officer of the Company. As of December 31, 2000, the Company had $5.5 million on deposit, of which approximately $5.4 is over the FDIC insurance limit.

The Company placed a portion of its temporary excess cash in short-term money market instruments with Hudson United Bancorp, as successor in interest to JeffBanks, Inc. The Chairman and Chief Executive Officer of the Company was a director of Hudson United Bancorp until July 2000 and the Chairman of the Jefferson Bank Division of Hudson United Bank (Hudson United Bancorp's banking subsidiary) until March 2000. As of December 31, 2000, the Company had $1.7 million ($10.4 million at December 31, 1999) in deposits at Hudson United Bancorp, of which approximately $1.6 million ($10.3 million at December 31, 1999) is over the FDIC insurance limit.

In 1999, the Company originated a loan in the amount of $950,000 to a partnership in which the son of the Chairman and Chief Executive Officer of the Company, who is also the Chairman of Bancorp.com and a director of RAI, is a partner. The loan yields 15.0% and is secured by the partnership interests in the partnership that owns the underlying properties.

One of the Company's officers has an indirect 36% interest in a borrower to which it made a $2.6 million loan in July 1999. The loan was made more than a year before the officer was appointed and was not made in anticipation of the appointment. The loan became due on January 13, 2001. The Company extended the due date for 90 days upon payment of a 0.75% extension fee.

NOTE 13 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. As of December 31, 2000, the Company did not have such commitments.

NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Company, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans. Therefore, the Company has used significant assumptions and present value calculations in estimating fair value.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Estimated fair values have been determined by the Company using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used, the estimated fair values, and recorded book values at December 31, 2000 and 1999 are outlined below.

For cash and cash equivalents, the recorded book value of $7.4 million and $11.3 million as of December 31, 2000 and 1999, respectively, approximated fair value. The book value of restricted cash of $ 7.2 million and $5.3 million approximated fair value at December 31, 2000 and 1999, respectively. The recorded book value of the secured line of credit totaling $20.0 million and $14.0 million at December 31, 2000 and 1999, respectively, approximated its fair value.

The net loan portfolio, senior indebtedness secured by real estate underlying the Company's wraparound loans, and long term debt secured by real estate owned at December 31, 2000 and 1999 have been valued using a present value of expected future cash flows. The discount rate used in these calculations is the estimated current market rate adjusted for credit risk. The carrying value of accrued interest approximates fair value.

The following tables describe the carrying amounts and fair value estimates of the Company's investments in real estate loans and long-term debt underlying the Company's wraparound loans and property interests:

                                                                             At December 31, 2000
                                                                            ---------------------
                                                                Carrying              Estimated         Discount
                                                                 Amount              Fair Value           Rate
                                                                --------             ----------         --------
First mortgages and senior loan participations............     $10,753,000         $ 11,705,000            8.5%
Mezzanine (including wraparound) loans....................      94,430,000          113,810,000           11.5
Bridge loans .............................................      35,718,000           36,583,000           10.5
Senior indebtedness secured by real estate
  underlying the Company's wraparound loans.................    54,286,000           53,927,000            8.0
Long-term debt secured by real estate owned...............      94,148,000           93,524,000            8.6

                                                                                At December 31, 1999
                                                                                --------------------
                                                                Carrying              Estimated          Discount
                                                                 Amount              Fair Value            Rate
                                                                --------             ----------          --------
First mortgages and senior loan participations............    $ 11,031,000          $ 12,128,000            9.0%
Mezzanine (including wraparound) loans....................     115,763,000           137,153,000           11.5
Bridge loans..............................................      33,860,000            36,233,000           11.0
Senior indebtedness secured by real estate underlying
       the Company's wraparound loans.....................      78,479,000            72,422,000            8.4
Long-term debt secured by real estate owned...............      82,685,000            74,254,000            9.3

NOTE 15 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of the Company which, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations.

                                                                            For the three months ended
                                                 -----------------------------------------------------------------------------
                                                 December 31,         September 30,           June 30,               March 31,
                                                 -----------          -------------           --------               ---------
2000
----
Mortgage interest
   income                                        $4,698,617            $4,868,917            $4,046,307             $4,660,726
Rental income                                     4,793,575             4,725,219             4,936,921              3,850,010
Other income                                        628,841               296,490               728,936                314,172
Interest expense                                  3,275,036             3,488,359             3,212,113              2,802,296
Property operating
   expenses                                       2,133,274             2,229,926             2,284,384              1,959,586
Other operating
   expenses                                       1,692,219             1,191,527             1,173,916                976,411
                                                 ----------            ----------            ----------                -------
Net income before
   minority interest                             $3,020,504            $2,980,814            $3,041,751             $3,086,615
Minority interest                                   (38,977)                9,340               (26,773)               (18,549)
                                                 ----------            ----------            ----------             ----------
Net income                                       $2,981,527            $2,990,154            $3,014,978             $3,068,066
                                                 ==========            ==========            ==========             ==========
Per share data
Net income per common
   share-basic                                   $     0.47            $     0.48            $     0.48             $     0.49
                                                 ==========            ==========            ==========             ==========
Net income per common
   share-diluted                                 $     0.47            $     0.47            $     0.48             $     0.49
                                                 ==========            ==========            ==========             ==========

                                                                            For the three months ended
                                                 -----------------------------------------------------------------------------
                                                 December 31,         September 30,           June 30,               March 31,
                                                 -----------          -------------           --------               ---------
1999
----
Mortgage interest
   income                                        $4,954,974            $5,328,173            $5,173,243             $4,554,817
Rental income                                     3,574,267             3,174,264             2,932,094              2,705,626
Other income                                      1,093,147               100,615               195,589                335,354
Interest expense                                  2,793,567             2,791,536             2,894,959              2,624,885
Property operating
   expenses                                       1,874,737             1,741,340             1,516,918              1,211,478
Other operating
   expenses                                       1,160,956               726,020             1,004,879                836,899
                                                 ----------            ----------            ----------             ----------
Net income before
   minority interest                              3,793,128             3,344,156             2,884,170              2,922,535
Minority interest                                       ---                   ---                   ---                 17,761
                                                 ----------            ----------            ----------             ----------
Net income                                       $3,793,128            $3,344,156            $2,884,170             $2,940,296
                                                 ==========            ==========            ==========             ==========
Per share data
Net income per common
   share-basic                                   $     0.61            $     0.54            $     0.47             $     0.48
                                                 ==========            ==========            ==========             ==========
Net income per common
   share-diluted                                 $     0.61            $     0.54            $     0.47             $     0.48
                                                 ==========            ==========            ==========             ==========

=================================================
No person is authorized to give any
information or to represent anything not                                   2,800,000 Shares
contained in this prospectus. You must not
rely on any unauthorized representations or
information. This prospectus is an offer to
sell only the common shares offered hereby,
and only under circumstances and in
jurisdictions where it is lawful to do so. The
information contained in this prospectus is                                        RAIT
current only as of its date.                                                INVESTMENT TRUST

SUMMARY
RISK FACTORS
OUR COMPANY
MARKET PRICE OF AND
   DISTRIBUTIONS ON OUR COMMON                                                Common Shares
   SHARES
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL                                                -------------
   DATA
MANAGEMENT'S DISCUSSION AND                                                      PROSPECTUS
   ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATION                                                    -------------
DESCRIPTION OF SHARES OF
   BENEFICIAL INTEREST
CERTAIN PROVISIONS OF MARYLAND                                            FRIEDMAN BILLINGS RAMSEY
   LAW AND OF OUR DECLARATION OF
   TRUST AND BYLAWS                                                      U.S. BANCORP PIPER JAFFRAY
FEDERAL INCOME TAX
   CONSEQUENCES OF OUR STATUS AS
   A REIT
UNDERWRITING
EXPERTS
LEGAL OPINIONS                                                               February ___, 2000
WHERE YOU CAN FIND MORE
   INFORMATION
CONSOLIDATED FINANCIAL
   STATEMENTS




=================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee
Transfer agent and registrar fees
Printing expenses
Accountants' fees
American Stock Exchange listing fee
Counsel fees
Miscellaneous
                                                                ----------------
         Total                                                  $
                                                                ================

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Maryland law permits a Maryland REIT to include in its trust agreement a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Declaration of Trust of RAIT Investment Trust contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

         The Declaration of Trust of RAIT authorizes RAIT, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(1) any present or former trustee or officer or (2) any individual who, while a trustee of RAIT and at the request of RAIT, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former trustee or officer of RAIT. RAIT's Declaration of Trust permits RAIT, to the maximum extend permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former trustee or officer who is made a party to the proceeding by reason of his service in that capacity or (2) any individual who, while a trustee of RAIT, serves or has served as a director, officer, partner, trustee employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity.

         Maryland law permits a REIT to indemnify its present and former trustees and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (2) the trustee or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland REIT may not indemnify for an adverse judgment in a suit by or in the right of the trust or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law requires the RAIT, as a condition to advancing expenses, to obtain (1) a written affirmation by the trustee or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by RAIT, and (2) a written statement by or on his behalf to repay the amount paid or reimbursed by RAIT if it shall ultimately be determined that the standard of conduct was not met.

         In addition, RAIT has entered into Indemnity Agreements with its officers and trustees.

ITEM 16.  EXHIBITS


   Exhibit Number               Description of Document
   --------------               -----------------------

   1*          Form of Underwriting Agreement.
   4(i)**      Amended and Restated Declaration of Trust.
   4(ii)***    Articles of Amendment of Amended and Restated Declaration of
               Trust.
   4(iii)      Articles of Amendment of Amended and Restated Declaration of
               Trust.
   4(iv)**     Bylaws, as amended.
   4(v)        Form of specimen certificate representing common shares.
   5*          Opinion of Ballard Spahr Andrews & Ingersoll, LLP, as to the
               legality of the securities being registered.
   8*          Opinion of Ledgewood Law Firm, P.C., as to tax matters.
   10(i)       Revolving Credit Loan and Security
               Agreement.
   10(ii)      First Amendment to Revolving Credit Loan and Security Agreement.
   23(i)       Consent of Grant Thornton LLP.
   23(ii)      Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in
               Exhibit 5).
   23(iii)     Consent of Ledgewood Law Firm, P.C. (included in Exhibit 8).
   24          Power of Attorney (included as part of signature pages to this registration statement).

--------------------------------------------
*  To be supplied by amendment.
** Incorporated herein by reference to RAIT Investment Trust's
   Registration Statement on Form S-11 (File No. 333-35077), as amended.
***Incorporated herein by reference to RAIT Investment Trust's
   Registration Statement on Form S-11 (File No. 333-53067), as amended.

ITEM 17. UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the even that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the 12th day of February, 2001.

                                                  RAIT INVESTMENT TRUST

                                                   By: /s/  Betsy Z. Cohen
                                                       -------------------------
                                                       Betsy Z. Cohen
                                                       Chairman of the Board and
                                                       Chief Executive Officer

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Betsy Z. Cohen, Scott F. Schaeffer and Ellen J. DiStefano, or any of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or of his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

  /s/ Betsy Z. Cohen                     Chairman, Chief Executive              February 12, 2001
---------------------------------          Officer and Trustee
Betsy Z. Cohen                             (Principal Executive Officer)


  /s/ Scott F. Schaeffer                 President and Chief                    February 12, 2001
---------------------------------          Operating Officer
Scott F. Schaeffer


  /s/ Ellen J. DiStefano                 Chief Financial Officer,               February 12, 2001
---------------------------------          Vice President and
Ellen J. DiStefano                         Assistant Secretary


  /s/ Jonathan Z. Cohen                  Secretary and Trustee                  February 12, 2001
---------------------------------
Jonathan Z. Cohen

  /s/ Edward S. Brown                    Trustee                                February 12, 2001
---------------------------------
Edward S. Brown

  /s/ Joel R. Mesznik                    Trustee                                February 12, 2001
---------------------------------
Joel R. Mesznik

  /s/ Daniel Promislo                    Trustee                                February 12, 2001
---------------------------------
Daniel Promislo

  /s/  S. Peter Albert                   Trustee                                February 12, 2001
---------------------------------
S. Peter Albert

                            EXHIBIT INDEX

   Exhibit Number             Description of Document
   --------------             -----------------------

   1*          Form of Underwriting Agreement.
   4 (i)**     Amended and Restated Declaration of Trust.
   4(ii)***    Articles of Amendment of Amendment Restated Declaration of Trust.
   4(iii)      Articles of Amendment of Amended and Restated Declaration of
               Trust.
   4(iv)**     Bylaws, as amended.
   4(v)        Form of specimen certificate representing common shares.
   5*          Opinion of Ballard Spahr Andrews & Ingersoll, LLP, as to the
               legality of the securities being registered.
   8*          Opinion of Ledgewood Law Firm, P.C., as to tax matters.
   10(i)       Revolving Credit Loan and Security
               Agreement.
   10(ii)      First Amendment to Revolving Credit Loan and Security Agreement.
   23(i)       Consent of Grant Thornton LLP.
   23(ii)      Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in
               Exhibit 5).
   23(iii)     Consent of Ledgewood Law Firm, P.C. (included in Exhibit 8).
   24          Power of Attorney (included as part of signature pages to this registration statement).

--------------------------------------------
*  To be supplied by amendment.
** Incorporated herein by reference to RAIT Investment Trust's
   Registration Statement on Form S-11 (File No. 333-35077), as amended.
***Incorporated herein by reference to RAIT Investment Trust's
   Registration Statement on Form S-11 (File No. 333-53067), as amended.